
13000954

AMSURG

ANNUAL REPORT 2012

AmSurg Corp.

AmSurg Centers

(Locations at December 31, 2012)


Centers in operation

ALABAMA
Montgomery

ARIZONA
Glendale
Lakeside
Mesa
Peoria
Phoenix (6)
Sun City (3)
Yuma

ARKANSAS
El Dorado
Fayetteville
Rogers

CALIFORNIA
Arcadia
Burbank
Colton
Davis
Escondido
Fresno (2)
Fullerton
Glendale
Glendora
Greenbrae
Inglewood
La Jolla
Long Beach
Oakland
Pomona
Poway
Redding
San Diego
San Luis Obispo
Temecula
Templeton
Torrance (3)

COLORADO
Cañon City
Denver
Pueblo

CONNECTICUT
Bloomfield
Milford
Norwich
Wilton

DELAWARE
Dover
Lewes
Newark (2)

FLORIDA
Altamonte Springs
Boca Raton
Boynton Beach
Coral Springs
Crystal River
Ft. Lauderdale
Ft. Myers
Gainesville
Hialeah
Inverness
Kissimmee
Lakeland
Melbourne
Miami
Mount Dora
New Port Richey
Ocala
Ocoee
Orlando (2)
Panama City
Pinellas Park
Port Orange
Port St. Lucie
Rockledge
Sarasota (2)
Sebring
Tampa
Weston
West Palm Beach (2)
Winter Haven

IDAHO
Meridian
Twin Falls

ILLINOIS
Glenview
Lake Bluff

INDIANA
Evansville
Indianapolis
South Bend

KANSAS
Hutchinson
Overland Park
Shawnee
Topeka
Wichita

KENTUCKY
Crestview Hills
Louisville (2)
Paducah

LOUISIANA
Alexandria
Baton Rouge
Harvey
Marrero
Metairie (2)
New Orleans
Shreveport

MARYLAND
Baltimore (2)
Bel Air
Chevy Chase
Glen Burnie
Laurel
Lutherville
Rockville (2)
Silver Spring (2)
Towson (2)
Waldorf
Westminster

MASSACHUSETTS
Acton
Boston
Norwood
Springfield (2)
Waltham
West Bridgewater

MICHIGAN
Detroit
Port Huron
St. Clair Shores

MINNESOTA
Blaine
Minneapolis (2)
St. Cloud

MISSOURI
Independence
Joplin
Kansas City
Liberty
St. Louis

NEVADA
Las Vegas
Reno

NEW HAMPSHIRE
Newington

NEW JERSEY
Edison
Florham Park
Fort Lee
Hanover
Lawrenceville
Millburn
Oakhurst
Toms River
Voorhees
West Orange

NEW MEXICO
Santa Fe

NORTH CAROLINA
Cary
Durham
Greensboro
Raleigh (2)

OHIO
Akron
Cincinnati
Columbus
Dayton
Huber Heights
Kenwood
Kettering
Middletown
Sidney
Springboro
Toledo
Willoughby

OKLAHOMA
Oklahoma City
Tulsa (2)

OREGON
Bend
Salem
Springfield

PENNSYLVANIA
Allentown
Bala Cynwyd
Flourtown
Kingston
Lancaster
Malvern
Media
Pottsville
Scranton

SOUTH CAROLINA
Charleston
Clemson
Columbia (2)
Greenville

TENNESSEE
Chattanooga
Columbia (2)
Goodlettsville
Hermitage
Kingsport
Knoxville (3)
Maryville
Nashville
Powell

TEXAS
Abilene (2)
Austin (3)
Beaumont
Bedford
Bryan
Conroe
Dallas (2)
El Paso
Houston
McKinney
Mesquite
North Richland Hills
Plano
San Antonio (4)
Waco

UTAH
Salt Lake City
St. George

Washington, D.C.

WASHINGTON
Puyallup (2)
Tacoma (3)

WISCONSIN
Milwaukee

WYOMING
Casper

About The Company

Company Profile

AmSurg Corp. (NASDAQ: AMSG) acquires, develops and operates ambulatory surgery centers in partnership with physicians. Headquartered in Nashville, Tennessee, AmSurg operated 240 ambulatory surgery centers at December 31, 2012. By focusing on the delivery of high quality, low cost surgery services that create high patient and physician satisfaction, AmSurg Corp. creates value for the three constituencies involved in every surgical procedure: the patient, the physician and the payor.

Financial Highlights

	For the Years Ended December 31,	
	2012	2011
	(In thousands, except per share and center data)	
Consolidated Statement of Earnings Data:		
Revenue	**$ 928,509**	$ 777,587
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	**62,585**	50,394
Net earnings per share (diluted) from continuing operations attributable to AmSurg Corp. common shareholders	**$ 1.98**	$ 1.61
Adjusted earnings per share (diluted) from continuing operations attributable to AmSurg Corp. common shareholders	**$ 1.98**	$ 1.68[1]
Weighted average number of shares and share equivalents outstanding (diluted)	**31,608**	31,211
Financial Position at Year End:		
Cash and cash equivalents	**$ 46,398**	$ 40,718
Working capital	**107,768**	109,561
Total assets	**2,044,586**	1,573,018
Long-term debt and other long-term obligations	**646,677**	476,094
Non-redeemable and redeemable noncontrolling interests	**486,360**	302,858
AmSurg Corp. shareholders' equity	**689,488**	616,245
Center Data:		
Continuing centers at year end	**240**	224
Procedures performed during year	**1,526,053**	1,370,421


Revenues
(In millions)
$566.7
$639.1
$692.6
$777.6
$928.5
2008
2009
2010
2011
2012


Operating Cash Flow, Net of Distributions to Noncontrolling Interests
(In millions)
$90.9
$101.7
$98.5
$104.7
$132.7
2008
2009
2010
2011
2012


Net Earnings Per Share (Diluted) From Continuing Operations Attributable to AmSurg Corp. Common Shareholders
$1.44
$1.60
$1.63
$1.68
$1.98
2008
2009
2010
2011(1)
2012

[1] *Excludes costs of $0.07 related to the acquisition of National Surgical Care. See page 48 for a reconciliation of GAAP and non-GAAP measures.*

Letter to Shareholders

Fellow Shareholders:

We are pleased to report that 2012 was a year of strong performance for AmSurg. We experienced very few significant sector headwinds during the year and benefited from a slight improvement in the overall economy of the U.S. With these favorable conditions, AmSurg produced its highest profitable growth since the beginning of the recession in 2008. Our organic growth for the year was above expectations and the highest since 2007. On the development front, we executed on 17 acquisition transactions resulting in a new company record for acquired annualized operating income.

We believe we are well positioned to continue meaningful growth in revenues and earnings for 2013. With the great majority of our acquisition activity occurring late in 2012, we expect our new centers to provide expansion momentum throughout the current year. While slow economic growth and high unemployment remain a concern, we expect increasing demand for procedures. We also continue to work with a healthy acquisition pipeline and have the experience and capital to expand our market share further through appropriate accretive transactions.

In addition to our expectations for growth in 2013, we are confident of our longer-term opportunities. We believe our centers provide the highest quality, most cost-effective care available for the benefit of patients, physicians and payors. As the operator of the largest number of ASCs in the country, AmSurg is uniquely positioned to support our physician partners in expanding access to this low cost, high quality care. We have all seen that improving the efficiency of our healthcare system is a top-of-mind focus in our national healthcare debate. It is becoming increasingly well understood that freestanding ASCs are an underutilized opportunity to reduce cost and improve quality. In addition to our social value proposition, we expect increasing long-term demand, due in part to demographics and healthcare reform, will drive our long-term growth in earnings and shareholder value.


Procedures Performed
During The Year
1,049,544
1,184,152
1,246,875
1,370,421
1,526,053
2008
2009
2010
2011
2012

Absent reimbursement headwinds, AmSurg produces high-teens growth for 2012 - The Company's revenues for 2012 were $928.5 million, a 19% increase from $777.6 million for 2011. Net earnings from continuing operations attributable to AmSurg common shareholders increased to $62.6 million, or $1.98 per diluted share, for 2012 from $50.4 million, or $1.61 per diluted share, for 2011. Included in our results for 2011 were acquisition transaction costs of $0.07 per diluted share related to the purchase of National Surgical Centers (NSC). Excluding these costs from 2011, net earnings from continuing operations per diluted share attributable to AmSurg common shareholders increased 18% for 2012.

Our 2012 revenue growth was driven by an 11% increase in procedures to over 1.5 million for the year. In addition, revenue per procedure increased 7% for 2012 compared with 2011. The majority of this increase reflected changing procedure mix due to the increasing number of multi-specialty centers in our center mix, which generally have higher revenues per procedure. Over the past two years, our center revenue mix has changed from 65% gastroenterology, 15% ophthalmology and 20% multi-specialty at the end of 2010 to 54% gastroenterology, 13% ophthalmology and 33% multi-specialty at the end of 2012.

The growth in procedures for 2012 primarily reflected our record addition of 27 new centers in 2011, 26 of which were acquisitions. With 19 of these centers being acquired in the last four months of the year, the centers added during 2011 produced over $100 million in incremental revenues for 2012.

Our acquisition momentum continued in 2012 with the acquisition of 17 centers for the year. These centers were, on average, more than twice as large as the average size of our centers at the end of 2011. As a result, we set a new annual record for acquired annualized operating income, which totaled nearly $64 million compared with our target for 2012 of $25 million to $29 million. We believe these strong results were due, in part, to the pending changes to tax rates, intensifying pressures on physician practices due to increased government regulation, changing reimbursement policies, growing requirements for IT and other expenditures, and the general economic malaise since the economic downturn began more than five years ago.


Continuing Centers
At Year End
177
191
198
224
240
2008
2009
2010
2011
2012

The Company's revenue growth for 2012 was also the result of a 3% increase in same-center revenues compared with 2011. Given the slow economy and high unemployment during 2012, we were pleased with this increase, which followed 1% growth for 2011 and a 2% decline for 2010 and which was stronger than our original guidance of 0% to 2% for 2012. Procedure growth accounted for approximately two-thirds of this increase, with higher revenue per procedure accounting for the remainder.

Substantial growth in net cash flows supports strong financial position – AmSurg maintained a strong financial position at the end of 2012, after a second consecutive year of larger than normal acquisition expenditures. These expenditures totaled $277 million for 2012 and $239 million for 2011, more than two and a half times the average for the previous three years. We continued to self-fund a large portion of these expenditures, with net cash flows from operating activities, excluding distributions to noncontrolling interests, of $132.7 million for 2012, an increase of 27% over 2011. Total maintenance and development capital expenditures for 2012 were $28.9 million.

Our strong net cash flows contributed to our relatively low ratio of total debt to trailing 12 months EBITDA as calculated under our credit agreement of 3.2 at the end of 2012, compared with 2.9 at the end of 2011. We expect to generate further growth in net cash flows, excluding distributions to noncontrolling interests, for 2013, which, combined with our cash and cash equivalents of $46.4 million at the end of 2012 and our availability under our revolving credit facility of $195 million, positions us well to fund our planned growth for 2013.

During 2012, we also enhanced our capital structure through a $250 million offering of 5.625% senior notes due 2020. The proceeds of the offering were used to reduce the outstanding balance on our revolving credit facility, in advance of our fourth-quarter acquisitions. In addition, the offering was designed to use the strength of our balance sheet to optimize our capital structure in support of our long-term growth. Through the offering, we took advantage of historically low interest rates and also significantly increased the percentage of our fixed-rate debt. We expect the offering to increase 2013 interest expense, offsetting a portion of the incremental earnings expected from the fourth-quarter acquisitions. However, we expect the strengthening of our capital structure to meaningfully improve our ability to implement our long-term growth strategies.

2013 guidance includes continued material growth in revenue and earnings per diluted share – For 2013, AmSurg has established guidance for revenues in a range of $1.06 billion to $1.09 billion, crossing the $1 billion revenue milestone for the first time. Our implied revenue growth of 14% to 17% over 2012 includes the impact of expected reductions by the State of California in workers' compensation reimbursement. We believe these reductions will reduce our same-center revenue by approximately 100 basis points and net earnings from continuing operations attributable to common shareholders by $0.06 per diluted share. In addition, increased interest expense as a result of the senior note offering during 2012 will have an expected impact on 2013 net earnings of $0.20 per diluted share.

As a result, our 2013 guidance also includes an increase in same-center revenues of 0% to 2%. We expect net cash flow provided by operating activities, excluding distributions to noncontrolling interests, to increase to a range of $140 million to $150 million. Guidance for 2013 net earnings from continuing operations attributable to common shareholders is in a range of $2.18 to $2.23, an implied growth rate of 10% to 13% above 2012.

Consistent with normal patterns, we expect most of our revenue growth for 2013 to be driven by the acquisitions completed in 2012. We continue to have a robust pipeline of potential center acquisition transactions, and we target completed acquisitions in 2013 that generate annualized operating income in a range of $25 million to $29 million. At this level, we expect our acquisition expenditures to return to a more typical historical range of $100 million to $150 million, largely self-funded through net operating cash flows.

Our 2013 financial guidance does not include any impact related to sequestration. Under current legislation, we expect reduced revenues from sequestration will negatively affect our results by $0.06 per diluted share on an annualized basis.

Summary considerations – Based on the substantial profitable growth we produced for 2012, we are cautiously optimistic about continued improvement in our markets during 2013. We remain mindful of the ongoing impact of the uncertain economy and high unemployment, as well as the impact of sequestration. However, we entered 2013 with significant momentum due to the record level of acquisitions completed in the fourth quarter of 2012. In addition, over the past two years, we have produced growth in same-center revenues in an economic environment that has improved only slowly.

On a longer-term basis, AmSurg is well positioned to benefit from more robust economic growth, as well as from favorable industry trends, including the aging of the Baby Boom generation and the decline in health status of the U.S. population due to obesity and other lifestyle issues. Healthcare reform is also expected to provide access to healthcare for millions of previously uninsured people, as well as incentives to the substantial population of underserved people who are delaying important procedures. Further, we expect the freestanding ASC industry to gain market share in coming years as healthcare is shifted from higher cost to lower cost modalities of care. We submit that freestanding ASCs provide high quality care and convenience that is second to none in the most affordable modality for many procedures. As a result, we expect the long-term migration of procedures away from more expensive modalities to continue.

As the operator of the largest number of freestanding ASCs, we believe AmSurg is positioned to grow as a result of these trends. In a highly fragmented industry experiencing increasing pressure to consolidate, AmSurg also has both an unequaled record of successfully acquiring and integrating centers and the financial strength to implement our growth strategies.

We believe our greatest strength - and the key to our continuing success – lies in our focus on being the strategic partner of choice for our physician partners. More than ever, our physician partners are welcoming our help in addressing an increasingly complex regulatory, business and operating environment, leveraging the experience and best practices we continue to develop across more than 240 centers.

We thank our physician partners for their commitment to our centers, and we affirm our commitment to continuous enhancement of the value proposition we provide them. We also thank our employees who daily provide or support this value proposition, which continues to produce very high levels of satisfaction from physicians and their patients. Because of our colleagues' skills and hard work, we remain fully confident of the potential for our value proposition to create further long-term growth in earnings and shareholder value.

Sincerely,



Christopher A. Holden
President and Chief Executive Officer

Selected Financial Data

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share data)				
Consolidated Statement of Earnings Data:					
Revenues	$ 928,509	$ 777,587	$ 692,571	$ 639,087	$ 566,705
Operating expenses	648,128	538,344	469,390	424,535	369,227
Equity in earnings of unconsolidated affiliates	1,564	613	-	-	-
Operating income	281,945	239,856	223,181	214,552	197,478
Interest expense	16,972	15,330	13,476	7,752	9,909
Earnings from continuing operations before income taxes	264,973	224,526	209,705	206,800	187,569
Income tax expense	42,627	35,254	32,991	33,457	30,053
Net earnings from continuing operations	222,346	189,272	176,714	173,343	157,516
Discontinued operations:					
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	1,272	2,385	6,514	8,709	10,183
Gain (loss) on disposal of discontinued interests in surgery centers, net of income tax	25	(1,543)	(2,732)	(702)	(1,773)
Net earnings from discontinued operations	1,297	842	3,782	8,007	8,410
Net earnings	223,643	190,114	180,496	181,350	165,926
Less net earnings attributable to noncontrolling interests	161,080	140,117	130,671	129,202	118,880
Net earnings attributable to AmSurg Corp. common shareholders	$ 62,563	$ 49,997	$ 49,825	$ 52,148	$ 47,046
Amounts attributable to AmSurg Corp. common shareholders:					
Earnings from continuing operations, net of tax	$ 62,585	$ 50,394	$ 49,998	$ 49,466	$ 45,935
Discontinued operations, net of tax	(22)	(397)	(173)	2,682	1,111
Net earnings attributable to AmSurg Corp. common shareholders	$ 62,563	$ 49,997	$ 49,825	$ 52,148	$ 47,046
Basic earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 2.03	$ 1.65	$ 1.65	$ 1.62	$ 1.46
Net earnings attributable to AmSurg Corp. common shareholders	$ 2.03	$ 1.64	$ 1.65	$ 1.71	$ 1.49
Diluted earnings per common share:					
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.98	$ 1.61	$ 1.63	$ 1.60	$ 1.44
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.98	$ 1.60	$ 1.62	$ 1.69	$ 1.47
Weighted average number of shares and share equivalents outstanding:					
Basic	30,773	30,452	30,255	30,576	31,503
Diluted	31,608	31,211	30,689	30,862	31,963
Operating and Other Financial Data:					
Continuing centers at end of year	240	224	198	191	177
Procedures performed during year	1,526,053	1,370,421	1,246,875	1,184,152	1,049,544
Same-center revenue increase (decrease)	3%	1%	(2%)	0%	3%
Cash flows provided by operating activities	$ 295,652	$ 243,423	$ 230,575	$ 232,584	$ 209,696
Cash flows used in investing activities	(298,943)	(254,367)	(72,905)	(112,792)	(131,780)
Cash flows provided by (used in) financing activities	8,971	17,515	(152,900)	(121,963)	(76,321)

	At December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 46,398	$ 40,718	$ 34,147	$ 29,377	$ 31,548
Working capital	107,768	109,561	89,393	80,161	85,497
Total assets	2,044,586	1,573,018	1,165,878	1,066,831	905,879
Long-term debt and other long-term liabilities	646,677	476,094	307,619	318,819	288,251
Non-redeemable and redeemable noncontrolling interests (1)	486,360	302,858	160,539	128,618	66,079
AmSurg Corp. shareholders' equity	689,488	616,245	564,068	505,116	460,429

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains certain forward-looking statements (all statements other than statements with respect to historical fact) within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve known and unknown risks and uncertainties including, without limitation, those described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and listed below, some of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate. Therefore, there can be no assurance that the forward-looking statements included in this report will prove to be accurate. Actual results could differ materially and adversely from those contemplated by any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. We undertake no obligation to publicly release any revisions to any forward-looking statements in this discussion to reflect events and circumstances occurring after the date hereof or to reflect unanticipated events.

Forward-looking statements and our liquidity, financial condition and results of operations may be affected by the following or by other unknown risks and uncertainties:

- the risk that payments from third-party payors, including government healthcare programs, may decrease or not increase as costs increase;
- adverse developments affecting the medical practices of our physician partners;
- our ability to maintain favorable relations with our physician partners;
- our ability to compete for physician partners, managed care contracts, patients and strategic relationships;
- our ability to acquire and develop additional surgery centers on favorable terms;
- our ability to grow revenues by increasing procedure volume while maintaining operating margins and profitability at our existing centers;
- our ability to manage the growth in our business and integrate acquired businesses;
- our ability to obtain sufficient capital resources to complete acquisitions and develop new surgery centers;
- our ability to generate sufficient cash to service all of our indebtedness;
- adverse weather and other factors beyond our control that may affect our surgery centers;
- our failure to comply with applicable laws and regulations;
- the risk of changes in legislation, regulations or regulatory interpretations that may negatively affect us;
- the risk of becoming subject to federal and state investigation;
- the risk from an unpredictable impact of the Health Reform Law;
- the risk of regulatory changes that may obligate us to buy out interests of physicians who are minority owners of our surgery centers;
- potential liabilities associated with our status as a general partner of limited partnerships;
- liabilities for claims brought against our facilities;
- our legal responsibility to minority owners of our surgery centers, which may conflict with our interests and prevent us from acting solely in our best interests;
- potential write-offs of the impaired portion of intangible assets; and
- potential liabilities relating to the tax deductibility of goodwill.

Overview

We acquire, develop and operate ambulatory surgery centers, or centers or ASCs, in partnership with physicians. As of December 31, 2012, we operated 240 ASCs, of which we owned a majority interest (primarily 51% or greater) in 235 ASCs and a minority interest in five ASCs (three of which are consolidated). The following table presents the number of procedures performed at our continuing centers and changes in the number of ASCs in operation, under development and under letter of intent for the years ended December 31, 2012, 2011 and 2010. An ASC is deemed to be under development when a limited partnership or limited liability company has been formed with the physician partners to develop the ASC.

	2012	2011	2010
Procedures	1,526,053	1,370,421	1,246,875
Continuing centers in operation, end of year (consolidated)	238	222	198
Continuing centers in operation, end of year (unconsolidated)	2	2	-
Average number of continuing centers in operation, during year	225	208	194
New centers added during year	18	27	7
Centers merged into existing centers	2	-	-
Centers discontinued during year	4	5	5
Centers under development, end of year	-	1	1
Centers under letter of intent, end of year	2	2	8

Of the continuing centers in operation at December 31, 2012, 149 centers performed gastrointestinal endoscopy procedures, 48 centers performed procedures in multiple specialties, 36 centers performed ophthalmology surgery procedures, and seven centers performed orthopedic procedures. We intend to expand primarily through the acquisition and development of additional ASCs and through future same-center growth. During the year ended December 31, 2012, we experienced same-center revenue growth of 3%. We expect to have a 0% to 2% increase in our same-center revenue for 2013, which reflects positive rate adjustments from CMS in 2013 but is offset by a statutory decrease in reimbursement for procedures associated with worker's compensation claims at our centers in California. Our growth strategy also includes the acquisition and development of additional surgery centers, which on an annual basis would generate additional operating income of $25 million to $29 million. We anticipate that because the majority of these acquisitions would occur in the latter part of 2013, their contribution to our 2013 operating income would not be significant.

While we own less than 100% of each of the entities that own the centers, our consolidated statements of earnings include 100% of the results of operations of each of our consolidated entities, reduced by the noncontrolling partners' interests share of the net earnings or loss of the surgery center entities. The noncontrolling ownership interest in each limited partnership or limited liability company is generally held directly or indirectly by physicians who perform procedures at the center. Our share of the profits and losses of two non-consolidated entities are reported in equity in earnings of unconsolidated affiliates in our statement of earnings.

Sources of Revenues

Our revenues are derived from facility fees charged for surgical procedures performed in our surgery centers and, at certain of our surgery centers (primarily centers that perform gastrointestinal endoscopy procedures), charges for anesthesia services provided by medical professionals employed or contracted by our centers. These fees vary depending on the procedure, but usually include all charges for operating room usage, special equipment usage, supplies, recovery room usage, nursing staff and medications. Facility fees do not include professional fees charged by the physicians that perform the surgical procedures. Revenue is recorded at the time of the patient encounter and billings for such procedures are made on or about that same date. At the majority of our centers, it is our policy to collect patient co-payments and deductibles at the time the surgery is performed. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors. Our billing and accounting systems provide us historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings and established fee adjustments from third-party payors. These estimates are recorded and monitored monthly for each of our surgery centers as revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, the range of reimbursement for those procedures within each surgery center specialty is very narrow and payments are typically received within 15 to 45 days of billing. These estimates are not, however, established from billing system generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter.

ASCs depend upon third-party reimbursement programs, including governmental and private insurance programs, to pay for substantially all of the services rendered to patients. We derived approximately 27%, 29% and 31% of our revenues in the years ended December 31, 2012, 2011 and 2010, respectively, from governmental healthcare programs, primarily Medicare and managed Medicare programs, and the remainder from a wide mix of commercial payors and patient co-pays and deductibles. The Medicare program currently pays ASCs in accordance with predetermined fee schedules. Our surgery centers are not required to file cost reports and, accordingly, we have no unsettled amounts from governmental third-party payors.

Effective January 1, 2008, CMS revised the payment system for services provided in ASCs, and the phase-in of the revised rates was completed in 2011. Under the revised payment system, ASCs are paid based upon a percentage of the payments to hospital outpatient departments pursuant to the hospital outpatient prospective payment system and reimbursement rates for ASCs are increased annually based on increases in the consumer price index, or CPI. The revised payment system resulted in a significant reduction in the reimbursement rates for gastroenterology procedures, which comprise approximately 75% of the procedures performed by our surgery centers, and certain ophthalmology and pain procedures. We estimate that our net earnings per share were negatively impacted by the revised payment system by $0.05 in 2008, an additional $0.07 in 2009, an additional $0.06 in 2010 and an additional $0.05 in 2011.

Effective for fiscal year 2011 and subsequent years, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Health Reform Law, provides for the annual CPI increases applicable to ASCs to be reduced by a productivity adjustment, which will be based on historical nationwide productivity gains. In 2012, reimbursement rates increased by 1.6%, which we estimate positively impacted our 2012 revenues by approximately $5.0 million and our net earnings per share by $0.05. The reimbursement rates announced by CMS for 2013 reflect a 0.6% net increase, which we estimate will positively impact our 2013 revenue by approximately $2.5 million and our 2013 earnings per share by $0.02. There can be no assurance that CMS will not further revise the payment system, or that any annual CPI increases will be material.

The Budget Control Act of 2011, or BCA, requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. The percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. The BCA-mandated spending reductions were delayed until March 1, 2013 by the enactment of the American Taxpayer Relief Act of 2012. The President and Congress continue to negotiate federal government spending reductions, but if action is not taken by March 1, 2013, the BCA-mandated spending reductions will occur. It is possible that these negotiations will result only in another temporary compromise or will result in greater spending reductions than required by the BCA. We are unable to predict how these spending reductions will be structured or how they would impact the Company, what other deficit reduction initiatives may be proposed by Congress or whether Congress will attempt to suspend or restructure the automatic budget cuts. If implemented under current legislation, we estimate the BCA-mandated spending reductions would reduce our revenue and net earnings per share on an annualized basis by approximately $6.0 million and $0.06, respectively.

In September 2012, the State of California enacted legislation that reduced the reimbursement rate beginning in 2013 for patients receiving care through the state's workers' compensation program. We estimate that the impact of the reduced rates will negatively impact our 2013 earnings per share by approximately $0.06.

The Health Reform Law represents significant change across the healthcare industry. The Health Reform Law contains a number of provisions designed to reduce Medicare program spending, including the annual productivity adjustment discussed above that reduces payment updates to ASCs effective since fiscal year 2011. However, the Health Reform Law also expands coverage of uninsured individuals through a combination of public program expansion and private sector health insurance reforms. For example, the Health Reform Law expands eligibility under existing Medicaid programs, imposes financial penalties on individuals who fail to carry insurance coverage, creates affordability credits for those not enrolled in an employer-sponsored health plan, requires establishment of, or participation in, a health insurance exchange for each state and permits states to create federally funded, non-Medicaid plans for low-income residents not eligible for Medicaid. The Health Reform Law also establishes a number of private health insurance market reforms, including a ban on lifetime limits and pre-existing condition exclusions, new benefit mandates, and increased dependent coverage.

Many health plans are required to cover, without cost-sharing, certain preventive services designated by the U.S. Preventive Services Task Force, including screening colonoscopies. Medicare must now also cover these preventive services without cost-sharing, and, beginning in 2013, states that provide Medicaid coverage of these preventive services without cost-sharing will receive a one percentage point increase in their federal medical assistance percentage for these services.

Health insurance market reforms that expand insurance coverage may result in an increased volume for certain procedures at our centers. However, many of these provisions of the Health Reform Law will not become effective until 2014 or later, and these provisions may be amended or repealed or their impact could be offset by reductions in reimbursement under the Medicare program. On June 28, 2012, the United States Supreme Court upheld the constitutionality of the Health Reform Law except for provisions that would have allowed the Department of Health and Human Services, or HHS, to penalize states that do not implement the Medicaid expansion provisions of the law with the loss of existing federal Medicaid funding. It is unclear how many states will decline to implement the Medicaid expansion and what the resulting impact will be on the number of uninsured individuals.

Because of the many variables involved, including the law's complexity, lack of implementing definitive regulations or interpretive guidance, gradual implementation, and possible amendment or repeal, we are unable to predict the net effect of the reductions in Medicare spending, the expected increases in revenues from increased procedure volumes, and numerous other provisions in the law that may affect the Company. We are further unable to foresee how individuals and employers will respond to the choices afforded them by the Health Reform Law. Thus, we cannot predict the full impact of the Health Reform Law on the Company at this time.

CMS is increasing its administrative audit efforts through the nationwide expansion of the recovery audit contractor, or RAC, program. RACs are private contractors that conduct post-payment reviews of providers and suppliers that bill Medicare to detect and correct improper payments for services. The Health Reform Law expands the RAC program's scope to include Medicaid claims. In addition to RACs, other contractors, such as Medicaid Integrity Contractors, perform payment audits to identify and correct improper payments. We could incur costs associated with appealing any alleged overpayments and be required to repay any alleged overpayments identified by these or other administrative audits.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. CMS has promulgated three national coverage determinations that prevent Medicare from paying for certain serious, preventable medical errors performed in any healthcare facility, such as surgery performed on the wrong patient or the wrong site. Several commercial payors also do not reimburse providers for certain preventable adverse events. CMS established a quality reporting program for ASCs under which ASCs that fail to report on five quality measures beginning on October 1, 2012 will receive a 2% reduction in reimbursement for calendar year 2014. As of October 1, 2012, we have implemented programs and procedures at each of our centers to comply with the quality reporting program prescribed by CMS. Further, as required by the Health Reform Law, HHS reported to Congress on its plan for implementing a value-based purchasing program for ASCs that would tie Medicare payments to quality and efficiency measures. The Health Reform Law also requires HHS to study whether to expand to ASCs its current policy of not paying additional amounts for care provided to treat conditions acquired during an inpatient hospital stay.

In addition to payment from governmental programs, ASCs derive a significant portion of their revenues from private healthcare insurance plans. These plans include both standard indemnity insurance programs as well as managed care programs, such as PPOs and HMOs. The strengthening of managed care systems nationally has resulted in substantial competition among providers of surgery center services that contract with these systems. Exclusion from participation in a managed care network could result in material reductions in patient volume and revenue. Some of our competitors have greater financial resources and market penetration than we do. We believe that all payors, both governmental and private, will continue their efforts over the next several years to reduce healthcare costs and that their efforts will generally result in a less stable market for healthcare services. While no assurances can be given concerning the ultimate success of our efforts to contract with healthcare payors, we believe that our position as a low-cost alternative for certain surgical procedures should enable our surgery centers to compete effectively in the evolving healthcare marketplace.

Critical Accounting Policies

Our accounting policies are described in note 1 of our consolidated financial statements. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Principles of Consolidation. The consolidated financial statements include the accounts of AmSurg and our subsidiaries and the consolidated limited partnerships and LLCs. Consolidation of such limited partnerships and LLCs is necessary as our wholly owned subsidiaries have primarily 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs, and have control of the entities. The responsibilities of our noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances are eliminated. We also have an ownership interest of less than 51% in five of our limited partnerships and LLC's, three of which we consolidate as we have substantive participation rights and two of which we do not consolidate as we own 20% of each entity and our rights are limited to protective rights only.

We identify and present ownership interests in subsidiaries held by noncontrolling parties in our consolidated financial statements within the equity section but separate from our equity. However, in instances in which certain redemption features that are not solely within our control are present, classification of noncontrolling interests outside of permanent equity is required. The amounts of consolidated net income attributable to us and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Lastly, the cash flow impact of certain transactions with noncontrolling interests is classified within financing activities.

Upon the occurrence of various fundamental regulatory changes, we would be obligated under the terms of our partnership and operating agreements to purchase the noncontrolling interests related to a majority of our partnerships. While we believe that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2012, and the occurrence of such regulatory changes is outside of our control. As a result, these noncontrolling interests that are subject to this redemption feature are not included as part of our equity and are classified as noncontrolling interests – redeemable on our consolidated balance sheets.

Center profits and losses are allocated to our partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of our center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of our consolidated partnerships are generally determined on a pre-tax basis. Total net earnings attributable to noncontrolling interests are presented after net earnings. However, we consider the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which we must determine our tax expense. In addition, distributions from the partnerships are made to both our wholly owned subsidiaries and the partners on a pre-tax basis.

Investments in unconsolidated affiliates in which we exert significant influence but do not control or otherwise consolidate are accounted for using the equity method. These investments are included as investments in unconsolidated affiliates in our consolidated balance sheets. Our share of the profits and losses from these investments are reported in equity in earnings of unconsolidated affiliates in our consolidated statement of earnings. We monitor each investment for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the company and record a reduction in carrying value when necessary.

We operate in one reportable business segment, the ownership and operation of ASCs.

Revenue Recognition. Center revenues consist of billing for the use of the centers' facilities, or facility fees, directly to the patient or third-party payor, and billing for anesthesia services provided by medical professionals employed or contracted by certain of our centers. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude professional fees billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Allowance for Contractual Adjustments and Bad Debt Expense. Our revenues are recorded net of estimated contractual adjustments from third-party medical service payors, which we estimate based on historical trends of the surgery centers' cash collections and contractual write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. In addition, we must estimate allowances for bad debt expense using similar information and analysis. These estimates are recorded and monitored monthly for each of our surgery centers as additional revenue is recognized. Our ability to accurately estimate contractual adjustments is dependent upon and supported by the fact that our surgery centers perform and bill for limited types of procedures, that the range of reimbursement for those procedures within each surgery center specialty is very narrow and that payments are typically received within 15 to 45 days of billing. In addition, our surgery centers are not required to file cost reports, and therefore, we have no risk of unsettled amounts from governmental third-party payors. Except in certain limited instances, these estimates are not, however, established from billing system-generated contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter. While we believe that our allowances for contractual adjustments and bad debt expense are adequate, if the actual contractual adjustments and write-offs are in excess of our estimates, our results of operations may be overstated. During the years ended December 31, 2012, 2011 and 2010, we had no significant adjustments to our allowances for contractual adjustments and bad debt expense related to prior periods. At December 31, 2012 and 2011, net accounts receivable reflected allowances for contractual adjustments of $216.4 million and $136.3 million, respectively, and allowances for bad debt expense of $22.4 million and $18.8 million, respectively. The increase in our contractual allowance and allowances for bad debt expense is primarily related to allowances established for new centers acquired and increases in standard rates at existing centers during 2012. At December 31, 2012 and 2011, we had 33 and 35 days outstanding, respectively, reflected in our gross accounts receivable. The decrease in our days outstanding is due in part to an increase in the use of electronic payments through electronic funds transfer from insurance providers and online payment portals created for use by our patients.

Purchase Price Allocation. We allocate the respective purchase price of our acquisitions by first determining the fair value of net tangible and identifiable intangible assets acquired. Secondly, the excess amount of purchase price is allocated to unidentifiable intangible assets (goodwill). The fair value of goodwill attributable to noncontrolling interests in centers acquired subsequent to December 31, 2008, is also reflected in the allocation and is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. A significant portion of each surgery center's purchase price historically has been allocated to goodwill due to the nature of the businesses acquired, the pricing and structure of our acquisitions and the absence of other factors indicating any significant value that could be attributable to separately identifiable intangible assets.

Goodwill. We evaluate goodwill for impairment at least on an annual basis. Impairment of carrying value will also be evaluated more frequently if certain indicators are encountered. Goodwill is required to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. We have determined that we have one operating, as well as one reportable, segment. For impairment testing purposes, our centers each qualify as components of that operating segment. Because they have similar economic characteristics, they are aggregated and deemed a single reporting unit. We completed our annual impairment test as required as of December 31, 2012, and have determined that it is not necessary to recognize impairment in our goodwill as our reporting unit fair value is substantially in excess of its carrying value.

Results of Operations

Our revenues are directly related to the number of procedures performed at our surgery centers. Our overall growth in procedure volume is impacted directly by the increase in the number of surgery centers in operation and the growth in procedure volume at existing centers. We increase our number of surgery centers through both acquisitions and developments. Procedure growth at an existing center may result from additional contracts entered into with third-party payors, increased market share of our physician partners, additional physicians utilizing the center and/or scheduling and operating efficiencies gained at the surgery center. A significant measurement of how much our revenues grow from year to year for existing centers is our same-center revenue percentage. We define our same-center group each year as those centers that contain full year-to-date operations in both comparable reporting periods, including the expansion of the number of operating centers associated with a limited partnership or limited liability company. Our 2012 same-center group, comprised of 198 centers and constituting approximately 83% of our total number of centers, had 3% revenue growth during the year ended December 31, 2012. Our same-center group in 2013 will be comprised of 223 centers, which constitutes approximately 93% of our total number of centers. We expect to have a 0% to 2% increase in our same-center revenue for 2013, which reflects positive rate adjustments from CMS in 2013, but is offset by a statutory decrease in reimbursement for procedures associated with worker's compensation claims at our centers in California.

Expenses directly and indirectly related to procedures performed at our surgery centers include clinical and administrative salaries and benefits, supply cost and other operating expenses such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. The majority of our corporate salary and benefits cost is associated directly with the number of centers we own and manage and tends to grow in proportion to the growth of our centers in operation. Our centers and corporate offices also incur costs that are more fixed in nature, such as lease expense, legal fees, property taxes, utilities and depreciation and amortization.

Surgery center profits are allocated to our noncontrolling partners in proportion to their individual ownership percentages and reflected in the aggregate as total net earnings attributable to noncontrolling interests and are presented after net earnings. The noncontrolling partners of our center limited partnerships and limited liability companies typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each noncontrolling partner shares in the pre-tax earnings of the center of which it is a partner. Accordingly, net earnings attributable to the noncontrolling interests in each of our center limited partnerships and limited liability companies are generally determined on a pre-tax basis, and pre-tax earnings are presented before net earnings attributable to noncontrolling interests have been subtracted.

Accordingly, the effective tax rate on pre-tax earnings as presented is approximately 16%. However, the effective tax rate based on pre-tax earnings attributable to AmSurg Corp. common shareholders, on an annual basis, will remain near the historical percentage of 40%. We file a consolidated federal income tax return and numerous state income tax returns with varying tax rates. Our income tax expense reflects the blending of these rates.

Our interest expense results primarily from our borrowings used to fund acquisition and development activity, as well as interest incurred on capital leases.

Net earnings from continuing operations attributable to AmSurg Corp. common shareholders are disclosed on the consolidated statements of earnings.

The following table shows certain statement of earnings items expressed as a percentage of revenues for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Revenues	100.0%	100.0%	100.0%
Operating expenses:			
Salaries and benefits	31.4	30.9	30.2
Supply cost	14.2	13.2	13.0
Other operating expenses	20.9	21.8	21.1
Depreciation and amortization	3.3	3.3	3.5
Total operating expenses	69.8	69.2	67.8
Equity in earnings of unconsolidated affiliates	0.2	0.1	-
Operating income	30.4	30.9	32.2
Interest expense	1.9	2.0	1.9
Earnings from continuing operations before income taxes	28.5	28.9	30.3
Income tax expense	4.6	4.6	4.8
Net earnings from continuing operations, net of income tax	23.9	24.3	25.5
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax expense	0.2	0.3	1.0
Loss on disposal of discontinued interests in surgery centers, net of income tax benefit	-	(0.2)	(0.4)
Net earnings from discontinued operations	0.2	0.1	0.6
Net earnings	24.1	24.4	26.1
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	17.2	17.9	18.3
Net earnings from discontinued operations	0.2	0.1	0.6
Total net earnings attributable to noncontrolling interests	17.4	18.0	18.9
Net earnings attributable to AmSurg Corp. common shareholders	6.7%	6.4%	7.2%
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of income tax	6.7%	6.5%	7.2%
Discontinued operations, net of income tax	-	(0.1)	-
Net earnings attributable to AmSurg Corp. common shareholders	6.7%	6.4%	7.2%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The number of procedures performed in our ASCs increased by 155,632, or 11%, to 1,526,053 in 2012 from 1,370,421 in 2011. Revenues increased $150.9 million, or 19%, to $928.5 million in 2012 from $777.6 million in 2011. The increase in procedures and revenues resulted primarily from:

- centers acquired or opened in 2011, which contributed $114.3 million of additional revenues during the year ended December 31, 2012 due to having a full period of operations in 2012;
- $23.6 million of revenue growth for the year ended December 31, 2012, recognized by our 2012 same-center group, reflecting a 3% increase, primarily as a result of procedure growth; and
- centers acquired in 2012, which generated $11.2 million in revenues during the year ended December 31, 2012.

The percentage increase in revenues in excess of the percentage increase in procedures is due primarily to the centers acquired in the latter half of 2011 and 2012, the majority of which are multi-specialty centers and which have a higher average net revenue per procedure than the mix of centers we operated during the full year of 2011.

Salaries and benefits increased in total by 21% to $291.7 million in 2012, from $240.4 million in 2011. Salaries and benefits as a percentage of revenues increased by 50 basis points in the year ended December 31, 2012, compared to December 31, 2011. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 20% increase in salaries and benefits at our surgery centers during the year ended December 31, 2012. Furthermore, we experienced a 29% increase in salaries and benefits at our corporate offices during 2012 over 2011 due to higher bonus expense in 2012 as compared to 2011, additional equity compensation expense, additional staff employed to manage additional centers and the impact of annual salary adjustments.

Supply cost was $132.0 million in 2012, an increase of $29.7 million, or 29%, over supply cost in 2011. This increase was the result of additional procedure volume and an increase in our average supply cost per procedure by 16% in 2012. The increase in our average supply cost per procedure is a result of the acquisition of 17 multi-specialty centers acquired in the latter part of 2011, which generally have higher supply cost per procedure than single specialty centers and an increase in certain drug costs at our gastroenterology centers due to supply shortages.

Other operating expenses increased $24.6 million, or 15%, to $194.3 million during 2012, from $169.7 million in 2011. The additional expense in the 2012 period resulted primarily from:

- centers acquired or opened during 2011, which resulted in an increase of $23.4 million in other operating expenses during 2012;
- an increase of $4.3 million in other operating expenses at our 2012 same-center group resulting primarily from general inflationary cost increases; and
- centers acquired during 2012, which resulted in an increase of approximately $2.6 million in other operating expenses.

Additionally, other operating expenses for 2011 included $3.5 million of transaction related costs associated with the acquisition of 17 centers from National Surgical Care, Inc. ("NSC").

Depreciation and amortization increased $4.2 million, or 16%, in 2012 over 2011, primarily as a result of centers acquired during 2011 and 2012.

We anticipate further increases in operating expenses in 2013, primarily due to additional acquired centers and potential additional start-up centers. Typically, a start-up center will incur start-up losses while under development and during its initial months of operation and will experience lower revenues and operating margins than an established center. This typically continues until the case load at the center grows to a more normal operating level, which generally is expected to occur within 12 months after the center opens. During 2012, we had one center under development that commenced operations.

Interest expense increased $1.6 million, or 11%, to $17.0 million in 2012 from $15.3 million during 2011 primarily due to the issuance in November 2012 of $250.0 million principal amount of 5.625% senior unsecured notes and a 2% interest rate increase associated with our senior secured notes effective November 2012. The impact of higher interest rates on our senior unsecured notes and senior secured notes was mitigated in part due to an amendment to our revolving credit facility, which lowered the interest rate under our credit agreement by approximately 25 basis points effective June 2012. See "— Liquidity and Capital Resources."

We recognized income tax expense of $42.6 million in 2012 compared to $35.3 million in 2011. Our effective tax rate in 2012 was 16.1% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests' share of pre-tax earnings and the impact of state income taxes. Because we deduct goodwill amortization for tax purposes only, approximately 50% to 60% of our income tax expense is deferred and our deferred tax liability continues to increase, which would only be due in part or in whole upon the disposition of a portion or all of our surgery centers.

During 2012, we classified four surgery centers in discontinued operations, of which three centers were sold and one center was closed during the year. We pursued the disposition of these centers due to our assessment of their limited growth opportunities. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax gain on the disposition of interests in discontinued surgery centers of $25,000 during 2012 and an after-tax loss on disposition of discontinued interests in surgery centers of $1.5 million in 2011. The net earnings derived from the operations of the discontinued surgery centers was $1.3 million during the year ended December 31, 2012 and $2.4 million during the year ended December 31, 2011.

Noncontrolling interests in net earnings for 2012 increased $21.0 million, or 15%, from 2011, primarily as a result of noncontrolling interests in earnings at surgery centers added to operations. As a percentage of revenues, noncontrolling interests decreased to 17.4% from 18.0% during 2012 as a result of the Company owning a higher ownership percentage in centers acquired over the past year. The net earnings from discontinued operations attributable to noncontrolling interests were $1.3 million and $1.2 million during the years ended December 31, 2012 and 2011, respectively.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The number of procedures performed in our ASCs increased by 123,546, or 10%, to 1,370,421 in 2011 from 1,246,875 in 2010. Revenues increased $85.0 million, or 12%, to $777.6 million in 2011 from $692.6 million in 2010. The increase in procedure and revenue growth resulted primarily from:

- centers acquired in 2011, which generated $58.7 million in revenues during the year ended December 31, 2011;

- centers acquired or opened in 2010, which contributed $18.4 million of additional revenues during the year ended December 31, 2011 due to having a full period of operations in 2011; and
- $6.7 million of revenue growth for the year ended December 31, 2011, recognized by our 2011 same-center group, reflecting a 1% increase, primarily as a result of procedure growth.

Salaries and benefits increased in total by 15% to $240.4 million in 2011, from $209.1 million in 2010. Salaries and benefits as a percentage of revenues increased by 70 basis points in the year ended December 31, 2011, compared to December 31, 2010, primarily due to the impact of low revenue growth within our same center group and increases in center and corporate salaries and benefits. Staff at newly acquired and developed centers, as well as the additional staffing required at existing centers, resulted in a 13% increase in salaries and benefits at our surgery centers during the year ended December 31, 2011. Furthermore, we experienced a 23% increase in salaries and benefits at our corporate offices during 2011 over 2010 due to higher bonus expense in 2011 as compared to 2010, additional equity compensation expense, additional staff employed to manage the additional centers added over the prior year and the impact of annual salary adjustments.

Supply cost was $102.4 million in 2011, an increase of $12.5 million, or 14%, over supply cost in 2010. This increase was primarily the result of additional procedure volume. Our average supply cost per procedure increased by 4% in 2011. This increase is a result of the additional multi-speciality centers acquired from NSC.

Other operating expenses increased $23.9 million, or 16%, to $169.7 million during 2011, from $145.8 million in 2010. The additional expense in the 2011 period, net of certain offsets, resulted primarily from:

- centers acquired during 2011, which resulted in an increase of approximately $13.5 million in other operating expenses;
- an increase of $5.5 million in other operating expenses at our 2011 same-center group resulting primarily from general inflationary cost increases;
- transaction related costs associated with the NSC transaction of approximately $3.5 million for 2011; and
- centers acquired or opened during 2010, which resulted in an increase of $2.6 million in other operating expenses during 2011.

Depreciation and amortization increased $1.2 million, or 5%, in 2011 over 2010, primarily as a result of centers acquired during 2010 and 2011.

Interest expense increased $1.9 million, or 14%, to $15.3 million in 2011 from $13.5 million during 2010 due to the refinancing of our revolving credit facility in May 2010, which resulted in a higher interest rate, which we experienced for the full year of 2011 and due to increased borrowings related to the NSC transaction. See "— Liquidity and Capital Resources."

We recognized income tax expense of $35.3 million in 2011 compared to $33.0 million in 2010. Our effective tax rate in 2011 was 15.7% of earnings from continuing operations before income taxes. This differs from the federal statutory income tax rate of 35.0% primarily due to the exclusion of the noncontrolling interests' share of pre-tax earnings and the impact of state income taxes.

During 2011, we classified five additional surgery centers in discontinued operations, of which three centers were sold and two centers were closed during the year. We pursued the disposition of these centers due to our assessment of their limited growth opportunities, with the exception of one center acquired from NSC that was sold upon the exercise of a change in control provision by the non-controlling partners of the center. These centers' results of operations and gains and losses associated with their dispositions have been classified as discontinued operations in all periods presented. We recognized an after tax loss on the disposition of discontinued interests in surgery centers of $1.5 million during 2011 and an after-tax loss on disposition of discontinued interests in surgery centers of $2.7 million in 2010. The net earnings derived from the operations of the discontinued surgery centers, including the 2011 results of surgery centers discontinued in 2012, was $2.4 million during the year ended December 31, 2011 and was $6.5 million during the year ended December 31, 2010.

Noncontrolling interests in net earnings for 2011 increased $9.4 million, or 7%, from 2010, primarily as a result of noncontrolling interests in earnings at surgery centers recently added to operations. As a percentage of revenues, noncontrolling interests decreased to 18.0% from 18.9% during 2011 as a result of reduced center profit margins caused by lower same-center revenue growth and the Company owning a higher ownership percentage in recently acquired centers. The net earnings from discontinued operations attributable to noncontrolling interests were $1.2 million and $4.0 million during the years ended December 31, 2011 and 2010, respectively.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2012 and 2011 were $46.4 million and $40.7 million, respectively. At December 31, 2012, we had working capital of $107.8 million, compared to $109.6 million at December 31, 2011. Operating activities for 2012 generated $295.7 million in cash flow from operations compared to $243.4 million in 2011. The increase in operating cash flow resulted primarily from higher net earnings in the 2012 period over the comparable 2011 period. Positive operating cash flows of individual centers are the sole source of cash used to make distributions to our wholly-owned subsidiaries, as well as to the partners, which we are obligated to make on a monthly basis in accordance with each partnership's partnership or operating agreement. Distributions to noncontrolling interests, which is considered a financing activity, in the years ended December 31, 2012 and 2011, were $162.9 million and $138.7 million, respectively. Distributions to noncontrolling interests increased $6.6 million, primarily as a result of additional centers in operation.

The principal source of our operating cash flow is the collection of accounts receivable from governmental payors, commercial payors and individuals. Each of our surgery centers bills for services as delivered, usually within several days following the date of the procedure. Generally, unpaid amounts that are 30 days past due are rebilled based on a standard set of procedures. If amounts remain uncollected after 60 days, our surgery centers proceed with a series of late-notice notifications until amounts are either collected, contractually written off in accordance with contracted rates or determined to be uncollectible, typically after 90 to 120 days. Receivables determined to be uncollectible are written off and such amounts are applied to our estimate of allowance for bad debts as previously established in accordance with our policy for bad debt expense. The amount of actual write-offs of account balances for each of our surgery centers is continuously compared to established allowances for bad debt to ensure that such allowances are adequate. At December 31, 2012 and 2011, our accounts receivable represented 33 and 35 days of revenue outstanding, respectively. The decrease in our days outstanding is due in part to an increase in the use of electronic payments through electronic funds transfer from insurance providers and online payment portals created for use by our patients.

During 2012, we had total acquisitions and capital expenditures of $306.3 million, which included:

- $277.4 million for acquisitions of interests in ASCs and related transactions;
- $29.5 million for new or replacement property at existing centers, including $1.1 million in new capital leases; and
- $520,000 for centers under development.

During 2012, we had unfunded construction and equipment purchase commitments for centers under development or under renovation of approximately $1.1 million, which we intend to fund through additional borrowings of long-term debt, operating cash flow and capital contributions by our partners. During 2012, we received $71,000 in capital contributions by our partners.

As of December 31, 2012 and 2011, we had contingent purchase price obligations of $2.7 million and $5.2 million, respectively. During 2012, we funded through operating cash flow $1.8 million of our purchase price obligations. The remaining purchase price obligations are related to our acquisition of 17 centers from NSC on September 1, 2011. We have agreed to pay as additional consideration an amount up to $7.5 million based on a multiple of the excess earnings over the targeted earnings of the acquired centers, if any, from the period from January 1, 2012 to December 31, 2012. In addition, during 2012 the Company paid NSC $115,000 to settle the working capital adjustment related to the transaction. At December 31, 2011, we recorded $3.1 million in other long-term liabilities on our consolidated balance sheet related to the fair value of the potential additional consideration due to NSC. As of December 31, 2012, our estimate of the fair value of the additional consideration due to NSC is $2.7 million. We expect to fund the contingent purchase price payable out of our revolving credit facility during the first quarter of 2013.

We received approximately $7.3 million from the sale of our interests in three surgery centers during the year ended December 31, 2012. During 2011, we received approximately $7.0 million from the sale of our interest in three surgery centers. Cash from the sales was used to repay long-term debt.

On June 29, 2012, we amended our revolving credit agreement which we utilize to, among other things, finance our acquisition and development projects and any future stock repurchase programs. As a result of the amendment, the availability under the credit agreement was increased $25.0 million to $475.0 million; the maturity date was extended from April 2016 to June 2017; and the interest rate spread on our LIBOR option was reduced to LIBOR plus 1.5% to 2.25% from LIBOR plus 1.75% to 2.75%. On November 7, 2012 we further amended our revolving credit facility and amended the note purchase agreement relating to our senior secured notes to allow for our issuance of the senior unsecured notes (discussed below) and revise certain existing covenants. In connection with the amendment of the note purchase agreement relating to our senior secured notes, the interest rate on our senior secured notes increased to 8.04% from 6.04%. We determined it was more advantageous to leave the senior secured notes in place.

On November 20, 2012, we completed a private offering of $250.0 million aggregate principle amount of 5.625% senior unsecured notes due 2020. The net proceeds from the issuance of the senior unsecured notes were used to pay down a portion of the outstanding obligations on our credit facility. The senior unsecured notes are pari passu in right of payment with our existing and future senior debt and senior to our existing and future subordinated debt. Interest accrues at the rate of 5.625% per annum and is payable semi-annually in arrears on May 30th and November 30th, beginning on May 30, 2013 and maturing on November 30, 2020. The senior unsecured notes contain certain covenants which, among other things, limit, our ability to enter into or guarantee additional borrowing, sell preferred stock, pay dividends and repurchase stock, in each case subject to certain exceptions.

As a result of the amendments to our credit facility and the note purchase agreement relating to our senior secured notes and the issuance of the senior unsecured notes, we incurred approximately $8.0 million of financing costs, which will be deferred and amortized over the life of the respective obligations.

During 2012, we had net borrowings on long-term debt of $171.4 million. At December 31, 2012, we had $279.8 million outstanding under our revolving credit agreement, $250.0 million outstanding pursuant to our senior unsecured notes and $75.0 million outstanding pursuant to our senior secured notes. We were in compliance with all covenants contained in our revolving credit agreement, the note purchase agreement relating to our senior secured notes and the indenture relating to our senior unsecured notes.

During the year ended December 31, 2012, we received approximately $18.2 million from the exercise of options under our employee stock option plans. The tax benefit received from the exercise of those options was approximately $1.8 million.

On April 24, 2012, our Board of Directors approved a stock repurchase program for up to $40.0 million of our shares of common stock through November 1, 2013. We intend to fund the purchase price for shares acquired under the plan using cash generated from the proceeds received when employees exercise stock options, cash generated from our operations or borrowings under our revolving credit facility. During 2012, we repurchased 415,084 shares for $11.8 million in order to mitigate the dilutive effect of shares issued pursuant to stock option exercises. In addition, we repurchased approximately 48,100 shares with a value of $1.3 million to cover payroll withholding taxes in connection with the vesting of restricted stock awards in accordance with the restricted stock agreements.

The following schedule summarizes our contractual obligations by period as of December 31, 2012 (in thousands):

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt, including interest (1)	$ 766,739	$ 42,988	$ 82,462	$ 348,107	$ 293,182
Capital lease obligations, including interest	15,989	2,674	3,242	2,136	7,937
Operating leases, including renewal option periods (2)	590,885	47,102	92,313	89,439	362,031
Construction in progress commitments	1,076	1,076	-	-	-
Liability for unrecognized tax benefits	10,113	-	10,113	-	-
Other contractual obligations (3)	2,744	2,744	-	-	-
Total contractual cash obligations	$ 1,387,546	$ 96,584	$ 188,130	$ 439,682	$ 663,150

(1) Our long-term debt may increase based on future acquisition activity. We will use our operating cash flow to repay existing long-term debt under our revolving credit facility, senior secured notes and senior unsecured notes prior to or on their maturity dates.

(2) Operating lease obligations do not include common area maintenance, or CAM, insurance or tax payments for which the Company is also obligated. Total expense related to CAM, insurance and taxes for the 2012 fiscal year was approximately $7.1 million.

(3) Other contractual obligations consist of purchase price commitments that were contingent upon certain events.

In addition, as of February 27, 2013, we had available under our revolving credit agreement $196.8 million for acquisition borrowings.

Based upon our current operations and anticipated growth, we believe our operating cash flow and borrowing capacity will be adequate to meet our working capital and capital expenditure requirements for the next 12 to 18 months. In addition to acquiring and developing single ASCs, we may from time to time consider other acquisitions or strategic joint ventures involving other companies, multiple-center chains or networks of ASCs. Such acquisitions, joint ventures or other opportunities may require an amendment to our current debt agreements or additional external financing. As previously discussed, we cannot assure you that any required financing will be available, or will be available on terms acceptable to us.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board, or FASB, amended Accounting Standards Codification 220, "Presentation of Comprehensive Income." This amendment requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. In December 2011, the FASB issued ASU 2011-12, which is an update to the amendment issued in June 2011. This amendment defers the specific requirements to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The amended guidance, which must be applied retroactively, is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. This Accounting Standards Update, or ASU, impacts presentation only and had no effect on our consolidated financial position, results of operations or cash flows.

In July 2011, the FASB issued ASU 2011-07, which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about our policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011. We have evaluated ASU 2011-07 and have determined that the requirements of this ASU are not applicable to us as the ultimate collection of our patient service revenue is generally determinable at the time of service, and therefore, the ASU did not have an impact on our consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, which simplifies how entities test goodwill for impairment. Previous guidance required an entity to perform a two-step goodwill impairment test at least annually by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and recording an impairment loss if the fair value is less than the carrying amount. This ASU allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines after that assessment that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. This ASU is applicable to interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and was adopted effective January 1, 2012. The adoption of this ASU did not have an impact on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk primarily from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed rate and variable rate debt to manage our exposures to changes in interest rates. Our variable debt instruments are primarily indexed to the prime rate or LIBOR. Interest rate changes would result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2012, a 100 basis point interest rate change would impact our net earnings and cash flow by approximately $1.7 million annually. Although there can be no assurances that interest rates will not change significantly, we do not expect changes in interest rates to have a material effect on our net earnings or cash flows in 2013.

During 2012, we issued $250.0 million principal amount of 5.625% senior unsecured notes due 2020, which resulted in additional fees and interest rate spreads in 2012 compared to 2011. In connection with the issuance of the senior unsecured notes, it was necessary to amend our senior secured notes which resulted in an increase in the applicable interest rate from 6.04% to 8.04%.

The table below provides information as of December 31, 2012 about our long-term debt obligations based on maturity dates that are sensitive to changes in interest rates, including principal cash flows and related weighted average interest rates by expected maturity dates (in thousands, except percentage data):

	Years Ended December 31,							Fair Value at December 31,
	2013	2014	2015	2016	2017	Thereafter	Total	2012
Fixed rate	$ 15,879	17,129	14,044	12,025	11,832	283,196	$ 354,105	$ 379,036
Average interest rate	5.8%	6.7%	7.1%	7.7%	7.5%	5.9%		
Variable rate	$ 1,528	749	635	560	280,104	431	$ 284,007	$ 284,007
Average interest rate	3.1%	3.4%	3.5%	3.5%	2.5%	2.5%		

The difference in maturities of long-term obligations and overall increase in total borrowings from 2011 to 2012 principally resulted from the refinancing of our revolving credit facility, our senior secured notes, and our borrowings associated with acquisitions of surgery centers. The average interest rates on these borrowings at December 31, 2012 remained consistent as compared to December 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AmSurg Corp.
Nashville, Tennessee

We have audited the accompanying consolidated balance sheets of AmSurg Corp. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AmSurg Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
February 27, 2013

AmSurg Corp.
Consolidated Balance Sheets
December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 46,398	$ 40,718
Accounts receivable, net of allowance of $22,379 and $18,844, respectively	96,752	93,454
Supplies inventory	18,406	15,039
Deferred income taxes	3,088	2,129
Prepaid and other current assets	27,537	21,875
Total current assets	192,181	173,215
Property and equipment, net	166,612	144,558
Investments in unconsolidated affiliates and long-term notes receivable	11,274	10,522
Goodwill	1,652,002	1,229,298
Intangible assets, net	22,517	15,425
Total assets	$ 2,044,586	$ 1,573,018
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	$ 17,407	$ 10,800
Accounts payable	23,509	19,746
Current income taxes payable	-	1,796
Accrued salaries and benefits	29,251	22,224
Other accrued liabilities	14,246	9,088
Total current liabilities	84,413	63,654
Long-term debt	620,705	447,963
Deferred income taxes	137,648	114,167
Other long-term liabilities	25,972	28,131
Commitments and contingencies		
Noncontrolling interests – redeemable	175,382	170,636
Preferred stock, no par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Equity:		
Common stock, no par value, 70,000,000 shares authorized, 31,941,441 and 31,283,772 shares outstanding, respectively	183,867	173,187
Retained earnings	505,621	443,058
Total AmSurg Corp. equity	689,488	616,245
Noncontrolling interests – non-redeemable	310,978	132,222
Total equity	1,000,466	748,467
Total liabilities and equity	$ 2,044,586	$ 1,573,018

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Earnings
Years Ended December 31, 2012, 2011 and 2010
(In thousands, except earnings per share)

	2012	2011	2010
Revenues	$ 928,509	$ 777,587	$ 692,571
Operating expenses:			
Salaries and benefits	291,713	240,386	209,062
Supply cost	132,044	102,356	89,863
Other operating expenses	194,293	169,730	145,800
Depreciation and amortization	30,078	25,872	24,665
Total operating expenses	648,128	538,344	469,390
Equity in earnings of unconsolidated affiliates	1,564	613	-
Operating income	281,945	239,856	223,181
Interest expense	16,972	15,330	13,476
Earnings from continuing operations before income taxes	264,973	224,526	209,705
Income tax expense	42,627	35,254	32,991
Net earnings from continuing operations	222,346	189,272	176,714
Discontinued operations:			
Earnings from operations of discontinued interests in surgery centers, net of income tax	1,272	2,385	6,514
Gain (loss) on disposal of discontinued interests in surgery centers, net of income tax	25	(1,543)	(2,732)
Net earnings from discontinued operations	1,297	842	3,782
Net earnings	223,643	190,114	180,496
Less net earnings attributable to noncontrolling interests:			
Net earnings from continuing operations	159,761	138,878	126,716
Net earnings from discontinued operations	1,319	1,239	3,955
Total net earnings attributable to noncontrolling interests	161,080	140,117	130,671
Net earnings attributable to AmSurg Corp. common shareholders	$ 62,563	$ 49,997	$ 49,825
Amounts attributable to AmSurg Corp. common shareholders:			
Earnings from continuing operations, net of income tax	$ 62,585	$ 50,394	$ 49,998
Discontinued operations, net of income tax	(22)	(397)	(173)
Net earnings attributable to AmSurg Corp. common shareholders	$ 62,563	$ 49,997	$ 49,825
Earnings per share-basic:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 2.03	$ 1.65	$ 1.65
Net loss from discontinued operations attributable to AmSurg Corp. common shareholders	-	(0.01)	-
Net earnings attributable to AmSurg Corp. common shareholders	$ 2.03	$ 1.64	$ 1.65
Earnings per share-diluted:			
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.98	$ 1.61	$ 1.63
Net loss from discontinued operations attributable to AmSurg Corp. common shareholders	-	(0.01)	(0.01)
Net earnings attributable to AmSurg Corp. common shareholders	$ 1.98	$ 1.60	$ 1.62
Weighted average number of shares and share equivalents outstanding:			
Basic	30,773	30,452	30,255
Diluted	31,608	31,211	30,689

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Net earnings	$ 223,643	$ 190,114	$ 180,496
Other comprehensive income, net of income tax:			
Unrealized gain on interest rate swap, net of income tax	-	515	1,334
Comprehensive income, net of income tax	223,643	190,629	181,830
Less comprehensive income attributable to noncontrolling interests	161,080	140,117	130,671
Comprehensive income attributable to AmSurg Corp. common shareholders	$ 62,563	$ 50,512	$ 51,159

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity
Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests – Non-Redeemable	Total Equity (Permanent)	Non-Controlling Interests – Redeemable (Temporary Equity)	Net Earnings
Balance at January 1, 2010	30,674	$ 163,729	$ 343,236	$ (1,849)	$ 5,255	$ 510,371	$ 123,363	
Issuance of restricted common stock	233	-	-	-	-	-	-	
Cancellation of restricted common stock	(25)	(15)	-	-	-	(15)	-	
Stock options exercised	158	2,583	-	-	-	2,583	-	
Share-based compensation	-	4,869	-	-	-	4,869	-	
Tax benefit related to exercise of stock options	-	71	-	-	-	71	-	
Net earnings	-	-	49,825	-	4,546	54,371	126,125	$ 180,496
Distributions to noncontrolling interests, net of capital contributions	-	-	-	-	(4,844)	(4,844)	(127,193)	
Purchase of noncontrolling interest	-	893	-	-	(137)	756	(1,046)	
Sale of noncontrolling interest	-	(608)	-	-	434	(174)	614	
Acquisitions and other transactions impacting noncontrolling interests	-	-	-	-	7,545	7,545	25,877	
Gain on interest rate swap, net of income tax expense of $860	-	-	-	1,334	-	1,334	-	
Balance at December 31, 2010	31,040	171,522	393,061	(515)	12,799	576,867	147,740	
Issuance of restricted common stock	277	-	-	-	-	-	-	
Cancellation of restricted common stock	(1)	(9)	-	-	-	(9)	-	
Stock options exercised	374	6,872	-	-	-	6,872	-	
Stock repurchased	(406)	(10,007)	-	-	-	(10,007)	-	
Share-based compensation	-	6,178	-	-	-	6,178	-	
Tax benefit related to exercise of stock options	-	649	-	-	-	649	-	
Net earnings	-	-	49,997	-	10,181	60,178	129,936	$ 190,114
Distributions to noncontrolling interests, net of capital contributions	-	-	-	-	(9,502)	(9,502)	(129,979)	
Purchase of noncontrolling interest	-	195	-	-	(817)	(622)	(788)	
Sale of noncontrolling interest	-	(1,702)	-	-	439	(1,263)	1,771	
Acquisitions and other transactions impacting noncontrolling interests	-	-	-	-	122,276	122,276	21,390	
Disposals and other transactions impacting noncontrolling interests	-	(511)	-	-	(3,154)	(3,665)	566	
Gain on interest rate swap, net of income tax expense of $332	-	-	-	515	-	515	-	
Balance at December 31, 2011	31,284	$ 173,187	$ 443,058	$ -	$ 132,222	$ 748,467	$ 170,636	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Changes in Equity – (continued)
Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	AmSurg Corp. Shareholders							
	Common Stock		Retained	Accumulated Other Comprehensive	Non-Controlling Interests – Non-	Total Equity	Non-Controlling Interests – Redeemable (Temporary	Net
	Shares	Amount	Earnings	Income (Loss)	Redeemable	(Permanent)	Equity)	Earnings
Balance at December 31, 2011	31,284	$ 173,187	$ 443,058	$ -	$ 132,222	$ 748,467	$ 170,636	
Issuance of restricted common stock	281	-	-	-	-	-	-	
Cancellation of restricted common stock	(2)	-	-	-	-	-	-	
Stock options exercised	842	18,214	-	-	-	18,214	-	
Stock repurchased	(464)	(13,101)				(13,101)		
Share-based compensation	-	6,692	-	-	-	6,692	-	
Tax benefit related to exercise of stock options	-	1,834	-	-	-	1,834	-	
Net earnings	-	-	62,563	-	26,303	88,866	134,777	$ 223,643
Distributions to noncontrolling interests, net of capital contributions	-	-	-	-	(26,514)	(26,514)	(136,356)	
Purchase of noncontrolling interest	-	252	-	-	(421)	(169)	(81)	
Sale of noncontrolling interest	-	(2,794)	-	-	4,352	1,558	-	
Acquisitions and other transactions impacting noncontrolling interests	-	-	-	-	175,036	175,036	7,038	
Disposals and other transactions impacting noncontrolling interests	-	(417)	-	-	-	(417)	(632)	
Balance at December 31, 2012	31,941	$ 183,867	$ 505,621	$ -	$ 310,978	$ 1,000,466	$ 175,382	

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010
(In thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net earnings	$ 223,643	$ 190,114	$ 180,496
Adjustments to reconcile net earnings to net cash flows provided by operating activities:			
Depreciation and amortization	30,078	25,872	24,665
Net (gain) loss on sale of long-lived assets	(1,065)	(1,518)	4,243
Share-based compensation	6,692	6,178	4,869
Excess tax benefit from share-based compensation	(1,784)	(977)	(200)
Deferred income taxes	24,558	23,623	18,247
Equity in earnings of unconsolidated affiliates	(1,564)	(613)	-
Increase (decrease) in cash and cash equivalents, net of effects of acquisitions and dispositions, due to changes in:			
Accounts receivable, net	8,061	(2,122)	713
Supplies inventory	110	168	(541)
Prepaid and other current assets	(4,651)	838	(3,364)
Accounts payable	579	(2,205)	(220)
Accrued expenses and other liabilities	7,550	2,329	168
Other, net	3,445	1,736	1,499
Net cash flows provided by operating activities	295,652	243,423	230,575
Cash flows from investing activities:			
Acquisition of interests in surgery centers and related transactions	(277,388)	(239,223)	(53,690)
Acquisition of property and equipment	(28,864)	(22,170)	(19,275)
Proceeds from sale of interests in surgery centers	7,309	7,026	60
Net cash flows used in investing activities	(298,943)	(254,367)	(72,905)
Cash flows from financing activities:			
Proceeds from long-term borrowings	565,566	288,869	176,619
Repayment on long-term borrowings	(394,164)	(129,107)	(195,960)
Distributions to noncontrolling interests	(162,941)	(138,724)	(132,110)
Proceeds from issuance of common stock upon exercise of stock options	18,214	6,872	2,583
Repurchase of common stock	(13,101)	(10,007)	-
Capital contributions and ownership transactions by noncontrolling interests	1,595	660	224
Excess tax benefit from share-based compensation	1,784	977	200
Financing cost incurred	(7,982)	(2,025)	(4,456)
Net cash flows provided by (used in) financing activities	8,971	17,515	(152,900)
Net increase in cash and cash equivalents	5,680	6,571	4,770
Cash and cash equivalents, beginning of year	40,718	34,147	29,377
Cash and cash equivalents, end of year	$ 46,398	$ 40,718	$ 34,147

See accompanying notes to the consolidated financial statements.

AmSurg Corp.
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

a. Principles of Consolidation

AmSurg Corp. (the "Company"), through its wholly owned subsidiaries, owns interests, primarily 51%, in limited partnerships and limited liability companies ("LLCs") which own and operate ambulatory surgery centers ("centers"). The Company also has majority ownership interests in other limited partnerships and LLCs formed to develop additional centers. The Company does not have an ownership interest in a limited partnership or LLC greater than 51% which it does not consolidate. The Company does have an ownership interest of less than 51% in five of its limited partnerships and LLC's, three of which it consolidates as the Company has substantive participation rights, and two of which it does not consolidate, as the Company owns 20% of each entity and the Company's rights are limited to protective rights only. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and the consolidated limited partnerships and LLCs. Consolidation of such limited partnerships and LLCs is necessary as the Company's wholly owned subsidiaries have primarily 51% or more of the financial interest, are the general partner or majority member with all the duties, rights and responsibilities thereof, are responsible for the day-to-day management of the limited partnerships and LLCs, and have control of the entities. The responsibilities of the Company's noncontrolling partners (limited partners and noncontrolling members) are to supervise the delivery of medical services, with their rights being restricted to those that protect their financial interests, such as approval of the acquisition of significant assets or the incurrence of debt which they are generally required to guarantee on a pro rata basis based upon their respective ownership interests. Intercompany profits, transactions and balances have been eliminated. All limited partnerships and LLCs and noncontrolling partners are referred to herein as partnerships and partners, respectively.

Ownership interests in consolidated subsidiaries held by parties other than the Company are identified and generally presented in the consolidated financial statements within the equity section but separate from the Company's equity. However, in instances in which certain redemption features that are not solely within the control of the Company are present, classification of noncontrolling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the noncontrolling interests are identified and presented on the face of the consolidated statements of earnings; changes in ownership interests are accounted for as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary is measured at fair value. Certain transactions with noncontrolling interests are also classified within financing activities in the statements of cash flows.

As further described in note 14, upon the occurrence of various fundamental regulatory changes, the Company would be obligated, under the terms of certain partnership and operating agreements, to purchase the noncontrolling interests related to a substantial majority of the Company's partnerships. While the Company believes that the likelihood of a change in current law that would trigger such purchases was remote as of December 31, 2012, the occurrence of such regulatory changes is outside the control of the Company. As a result, the noncontrolling interests that are subject to this redemption feature are not included as part of the Company's equity and are classified as noncontrolling interests – redeemable on the Company's consolidated balance sheets.

Center profits and losses of consolidated entities are allocated to the Company's partners in proportion to their ownership percentages and reflected in the aggregate as net earnings attributable to noncontrolling interests. The partners of the Company's center partnerships typically are organized as general partnerships, limited partnerships or limited liability companies that are not subject to federal income tax. Each partner shares in the pre-tax earnings of the center in which it is a partner. Accordingly, the earnings attributable to noncontrolling interests in each of the Company's consolidated partnerships are generally determined on a pre-tax basis, and total net earnings attributable to noncontrolling interests are presented after net earnings. However, the Company considers the impact of the net earnings attributable to noncontrolling interests on earnings before income taxes in order to determine the amount of pre-tax earnings on which the Company must determine its tax expense. In addition, distributions from the partnerships are made to both the Company's wholly owned subsidiaries and the partners on a pre-tax basis.

Investments in unconsolidated affiliates in which the Company exerts significant influence but does not control or otherwise consolidate are accounted for using the equity method. These investments are included as investments in unconsolidated affiliates in the accompanying consolidated balance sheets. The Company's share of the profits and losses from these investments are reported in equity in earnings of unconsolidated affiliates in the accompanying consolidated statement of earnings. The Company monitors its investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the companies and records reductions in carrying values when necessary.

The Company operates in one reportable business segment, the ownership and operation of ambulatory surgery centers.

b. Cash and Cash Equivalents

Cash and cash equivalents are comprised principally of demand deposits at banks and other highly liquid short-term investments with maturities of less than three months when purchased.

c. Supplies Inventory

Supplies inventory consists of medical and drug supplies and is recorded at cost on a first-in, first-out basis.

d. Prepaid and Other Current Assets

At December 31, 2012, prepaid and other current assets were comprised of short-term investments of $8,804,000, other prepaid expenses of $6,462,000, prepaid insurance expense of $4,963,000, other current receivables of $5,926,000 and other current assets of $1,382,000. At December 31, 2011, prepaid and other current assets were comprised of short-term investments of $6,516,000, other prepaid expenses of $5,674,000, prepaid insurance expense of $4,185,000, other current receivables of $4,394,000 and other current assets of $1,106,000.

e. Property and Equipment, net

Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the related leases. Depreciation for buildings and improvements is recognized under the straight-line method over 20 to 40 years or, for leasehold improvements, over the remaining term of the lease plus renewal options for which failure to renew the lease imposes a penalty on the Company in such an amount that a renewal appears, at the inception of the lease, to be reasonably assured. The primary penalty to which the Company is subject is the economic detriment associated with existing leasehold improvements which might be impaired if a decision is made not to continue the use of the leased property. Depreciation for movable equipment and software and software development costs is recognized over useful lives of three to ten years.

f. Goodwill

The Company evaluates goodwill for impairment at least on an annual basis and more frequently if certain indicators are encountered. Goodwill is to be tested at the reporting unit level, defined as an operating segment or one level below an operating segment (referred to as a component), with the fair value of the reporting unit being compared to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired. The Company has determined that it has one operating, as well as one reportable, segment. For impairment testing purposes, the centers qualify as components of that operating segment. Because they have similar economic characteristics, the components are aggregated and deemed a single reporting unit. The Company completed its annual impairment test as of December 31, 2012, and determined that goodwill was not impaired.

g. Intangible Assets

Intangible assets consist primarily of deferred financing costs of the Company and certain amortizable and non-amortizable non-compete and customer agreements. Deferred financing costs and amortizable non-compete agreements and customer agreements are amortized over the term of the related debt as interest expense and the contractual term or estimated life (five to ten years) of the agreements as amortization expense, respectively.

h. Other Long-Term Liabilities

At December 31, 2012, other long-term liabilities are comprised of deferred rent of $12,134,000, tax-effected unrecognized benefits of $10,113,000 (see note 1(k)), unfavorable lease liability of $3,559,000 and other long-term liabilities of $166,000. At December 31, 2011, other long-term liabilities are comprised of deferred rent of $10,255,000, tax-effected unrecognized benefits of $8,356,000 (see note 1(k)), purchase price obligation of $5,236,000, unfavorable lease liability of $4,084,000 and other long-term liabilities of $200,000.

i. Revenue Recognition

Center revenues consist of billing for the use of the centers' facilities (the "facility fee") directly to the patient or third-party payor and, at certain of our centers (primarily centers that perform gastrointestinal endoscopy procedures), billing for anesthesia services provided by medical professionals employed or contracted by our centers. Such revenues are recognized when the related surgical procedures are performed. Revenues exclude any amounts billed for physicians' surgical services, which are billed separately by the physicians to the patient or third-party payor.

Revenues from centers are recognized on the date of service, net of estimated contractual adjustments from third-party medical service payors including Medicare and Medicaid. During the years ended December 31, 2012, 2011 and 2010, the Company derived approximately 27%, 29% and 31%, respectively, of its revenues from government healthcare programs, primarily Medicare, and managed Medicare programs. Concentration of credit risk with respect to other payors is limited due to the large number of such payors.

j. Operating Expenses

Substantially all of the Company's operating expenses relate to the cost of revenues and the delivery of care at the Company's surgery centers. Such costs primarily include the surgery centers' clinical and administrative salaries and benefits, supply cost, rent and other variable expenses, such as linen cost, repair and maintenance of equipment, billing fees and bad debt expense. Bad debt expense was approximately $20,073,000, $18,449,000 and $16,945,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

k. Income Taxes

The Company files a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies recognition thresholds and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return as it relates to accounting for uncertainty in income taxes. In addition, it is the Company's policy to recognize interest accrued and penalties, if any, related to unrecognized benefits as income tax expense in its statement of earnings. The Company does not expect significant changes to its tax positions or liability for tax uncertainties during the next 12 months.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations for years prior to 2009.

l. Earnings Per Share

Basic earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the combined weighted average number of common shares, while diluted earnings per share is computed by dividing net earnings attributable to AmSurg Corp. common shareholders by the weighted average number of such common shares and dilutive share equivalents.

m. Share-Based Compensation

Transactions in which the Company receives employee and non-employee services in exchange for the Company's equity instruments or liabilities that are based on the fair value of the Company's equity securities or may be settled by the issuance of these securities are accounted using a fair value method. The Company applies the Black-Scholes method of valuation in determining share-based compensation expense.

Benefits of tax deductions in excess of recognized compensation cost are reported as a financing cash flow, thus reducing the Company's net operating cash flows and increasing its financing cash flows by $1,784,000, $977,000 and $200,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company examines its concentrations of holdings, its historical patterns of award exercises and forfeitures as well as forward-looking factors, in an effort to determine if there were any discernable employee populations. From this analysis, the Company has identified three employee populations, consisting of senior executives, officers and all other recipients. The expected volatility rate applied was estimated based on historical volatility. The expected term assumption applied is based on contractual terms, historical exercise and cancellation patterns and forward-looking factors where present for each population identified. The risk-free interest rate used is based on the U.S. Treasury yield curve in effect at the time of the grant. The pre-vesting forfeiture rate is based on historical rates and forward-looking factors for each population identified. The Company will adjust the estimated forfeiture rate to its actual experience. The Company intends to retain its earnings to finance growth and development of the business and does not expect to disclose or pay any cash dividends in the foreseeable future.

n. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of contractual and bad debt allowances constitutes a significant estimate. Some of the factors considered by management in determining the amount of such allowances are the historical trends of the centers' cash collections and contractual and bad debt write-offs, accounts receivable agings, established fee schedules, contracts with payors and procedure statistics. Accordingly, net accounts receivable at December 31, 2012 and 2011 reflect allowances for contractual adjustments of $216,363,000 and $136,265,000, respectively, and allowance for bad debt expense of $22,379,000 and $18,844,000, respectively.

o. Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards ("FASB") amended Accounting Standards Codification ("ASC") 220, "Presentation of Comprehensive Income." This amendment requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. In December 2011, the FASB issued Accounting Standards Update ("ASU") 2011-12, which is an update to the amendment issued in June 2011. This amendment defers the specific requirements to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The amended guidance, which must be applied retroactively, is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. This ASU impacts presentation only and had no effect on the Company's consolidated financial position, results of operations or cash flows.

In July 2011, the FASB issued ASU 2011-07, which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about the Company's policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011. The Company has evaluated ASU 2011-07 and has determined that the requirements of this ASU are not applicable to the Company as the ultimate collection of patient service revenue is generally determinable at the time of service, and therefore, the ASU had no impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, which simplifies how entities test goodwill for impairment. Previous guidance required an entity to perform a two-step goodwill impairment test at least annually by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and recording an impairment loss if the fair value is less than the carrying amount. This ASU allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines after that assessment that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. This ASU is applicable to interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and was adopted by the Company effective January 1, 2012. The adoption of this ASU did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

p. Reclassifications

Certain prior year amounts have been reclassified to reflect the impact of additional discontinued operations as further discussed in note 3.

2. Acquisitions

The Company accounts for its business combinations under the fundamental requirements of the acquisition method of accounting and under the premise that an acquirer be identified for each business combination. The acquirer is the entity that obtains control of one or more businesses in the business combination and the acquisition date is the date the acquirer achieves control. The assets acquired, liabilities assumed and any noncontrolling interests in the acquired business at the acquisition date are recognized at their fair values as of that date, and the direct costs incurred in connection with the business combination are recorded and expensed separately from the business combination.

As a significant part of its growth strategy, the Company primarily acquires controlling interests in centers. During 2012 and 2011, the Company, through a wholly owned subsidiary, acquired a controlling interest in 17 centers, one of which was merged into an existing center, and 24 centers, respectively. In addition, the Company acquired a non-controlling interest in two centers during 2011. The aggregate amount paid for the centers acquired and for settlement of purchase price payable obligations during 2012 and 2011 was approximately $277,388,000 and $239,223,000, respectively, and was paid in cash and funded by a combination of operating cash flow and borrowings under the Company's long term debt structure.

At December 31, 2012 and 2011, the Company had contingent purchase price obligations of $2,744,000 and $5,236,000. During 2012, the Company funded through operating cash flow $1,829,000 of its purchase price obligations. The remaining purchase price obligations are related to the Company's acquisition of 17 centers from National Surgical Care, Inc. ("NSC") on September 1, 2011. The Company agreed to pay as additional consideration an amount up to $7,500,000 based on a multiple of the excess earnings over the targeted earnings of the acquired centers, if any, from the period of January 1, 2012 to December 31, 2012. In addition, $3,500,000 of the purchase price was placed in an escrow fund to allow for any working capital adjustments up to $500,000, with the remainder allocated to potential indemnity claims, if any, which must be asserted by the Company within one year of the transaction date. During 2012, the Company paid NSC $115,000 to settle the working capital adjustment and authorized the release of $3,500,000 from escrow. As of December 31, 2011, the Company had recorded $3,100,000 in other long-term liabilities in the accompanying balance sheet a purchase price obligation related to the Company's estimate of the fair value of the potential additional consideration due to NSC. As of December 31, 2012, the Company's estimate of the fair value of the additional consideration due to NSC is approximately $2,744,000.

The total fair value of an acquisition includes an amount allocated to goodwill, which results from the centers' favorable reputations in their markets, their market positions and their ability to deliver quality care with high patient satisfaction consistent with the Company's business model.

The acquisition date fair value of the total consideration transferred and acquisition date fair value of each major class of consideration for the acquisitions completed during 2012 and 2011, including post acquisition date adjustments recorded to finalize purchase price allocations, are as follows (in thousands):

	Individual Acquisitions	Acquired NSC Centers	Individual Acquisitions
	2012	2011	
Accounts receivable	$ 11,572	$ 16,032	$ 7,837
Supplies inventory, prepaid and other current assets	4,750	5,744	1,888
Investment in unconsolidated subsidiaries	-	10,710	-
Property and equipment	23,546	18,208	8,350
Goodwill	429,504	167,865	169,777
Other intangible assets	800	268	1,750
Accounts payable	(3,199)	(2,612)	(2,665)
Other accrued liabilities	(2,387)	(5,233)	(415)
Long-term debt	(6,954)	(2,900)	(5,698)
Other long-term liabilities	-	(1,895)	-
Total fair value	457,632	206,187	180,824
Less: Fair value attributable to noncontrolling interests	182,073	70,502	72,050
Acquisition date fair value of total consideration transferred	$ 275,559	$ 135,685	$ 108,774

Fair value attributable to noncontrolling interests is based on significant inputs that are not observable in the market. Key inputs used to determine the fair value include financial multiples used in the purchase of noncontrolling interests in centers. Such multiples, based on earnings, are used as a benchmark for the discount to be applied for the lack of control or marketability. The fair value of noncontrolling interests for acquisitions where the purchase price allocation is not finalized may be subject to adjustment as the Company completes its initial accounting for acquired intangible assets. During 2012 and 2011, respectively, approximately $260,547,000 and $212,576,000 of goodwill recorded was deductible for tax purposes. Goodwill deductible for tax purposes associated with the acquisition of NSC centers was approximately $110,000,000 for the year ended December 31, 2011. Associated with the transactions discussed above, the Company incurred and expensed in other operating expenses approximately $700,000 and $3,783,000 in acquisition related costs during 2012 and 2011, respectively. The additional transaction costs incurred for the year ended December 31, 2011 over the year end December 31, 2012 is primarily due to the acquisition of the NSC centers in 2011.

Revenues and net earnings included in the years ended December 31, 2012 and 2011 associated with these acquisitions are as follows (in thousands):

	Individual Acquisitions	Acquired NSC Centers	Individual Acquisitions
	2012	2011	
Revenues	$ 11,247	$ 35,130	$ 23,534
Net earnings	3,441	4,982	7,251
Less: Net earnings attributable to noncontrolling interests	1,977	3,193	4,213
Net earnings attributable to AmSurg Corp. common shareholders	$ 1,464	$ 1,789	$ 3,038

The unaudited consolidated pro forma results for the years ended December 31, 2012 and 2011, assuming all 2012 acquisitions had been consummated on January 1, 2011 and all 2011 acquisitions had been consummated on January 1, 2010, are as follows (in thousands, except per share data):

	2012	2011
Revenues	$ 1,075,748	$ 1,050,150
Net earnings	261,397	245,893
Amounts attributable to AmSurg Corp. common shareholders:		
Net earnings from continuing operations	72,777	67,861
Net earnings	72,755	63,274
Net earnings from continuing operations per common share:		
Basic	$ 2.36	$ 2.23
Diluted	$ 2.30	$ 2.17
Net earnings:		
Basic	$ 2.36	$ 2.08
Diluted	$ 2.30	$ 2.03
Weighted average number of shares and share equivalents:		
Basic	30,773	30,452
Diluted	31,608	31,211

3. Dispositions

The Company initiated the dispositions of certain of its centers primarily due to management's assessment of the limited growth opportunities at these centers and as a result of certain market driven strategies. Results of operations of the centers discontinued for the years ended December 31, 2012, 2011 and 2010, are as follows (in thousands):

	2012	2011	2010
Cash proceeds from disposal	$ 7,309	$ 7,026	$ 60
Net earnings from discontinued operations	1,297	842	3,782
Net loss from discontinued operations attributable to AmSurg Corp.	(22)	(397)	(173)

The results of operations of discontinued centers have been classified as discontinued operations in all periods presented. Results of operations of the combined discontinued surgery centers for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	2012	2011	2010
Revenues	$ 5,648	$ 13,302	$ 28,136
Earnings before income taxes	1,538	3,059	8,240
Net earnings	1,272	2,385	6,514

4. Property and Equipment

Property and equipment at December 31, 2012 and 2011 were as follows (in thousands):

	2012	2011
Building and improvements	$ 151,270	$ 126,537
Movable equipment, software and software development costs	208,541	182,254
Construction in progress	2,313	4,824
	362,124	313,615
Less accumulated depreciation	(195,512)	(169,057)
Property and equipment, net	$ 166,612	$ 144,558

The Company capitalized interest in the amount of $43,000, $85,000 and $54,000 for the years ended December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, the Company and its partnerships had unfunded construction and equipment purchases of approximately $1,076,000 in order to complete construction in progress. Depreciation expense for continuing and discontinued operations for the years ended December 31, 2012, 2011 and 2010 was $30,072,000, $26,068,000 and $25,279,000, respectively.

5. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Balance, beginning of period	$ 1,229,298	$ 894,497
Goodwill acquired, including post acquisition adjustments	429,504	344,089
Disposals	(6,800)	(9,288)
Balance, end of period	$ 1,652,002	$ 1,229,298

Amortizable intangible assets at December 31, 2012 and 2011 consisted of the following (in thousands):

	2012			2011		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Deferred financing cost	$ 14,523	$ (3,029)	$ 11,494	$ 6,541	$ (1,838)	$ 4,703
Agreements, contracts and other intangible assets	3,448	(2,250)	1,198	3,448	(2,026)	1,422
Total amortizable intangible assets	$ 17,971	$ (5,279)	$ 12,692	$ 9,989	$ (3,864)	$ 6,125

Amortization of intangible assets for the years ended December 31, 2012, 2011 and 2010 was $1,415,000, $1,472,000 and $1,184,000, respectively. Deferred financing costs increased approximately $6,200,000 related to the issuance of the senior unsecured notes. Estimated amortization of intangible assets for the five years and thereafter subsequent to December 31, 2012, with a weighted average amortization period of 5.8 years, is $2,329,000, $2,324,000, $2,323,000, $2,323,000, $1,508,000 and $1,885,000.

At December 31, 2012 and 2011, other non-amortizable intangible assets related to restrictive covenant arrangements were $9,825,000 and $9,300,000, respectively.

6. Long-term Debt

Long-term debt at December 31, 2012 and 2011 was comprised of the following (in thousands):

	2012	2011
Revolving credit agreement (average rate of 2.5%)	$ 279,780	$ 351,000
Senior Unsecured Notes (5.625%)	250,000	-
Senior Secured Notes (8.04%)	75,000	75,000
Other debt at an average rate of 3.9%, due through 2019	21,350	20,052
Capitalized lease arrangements at an average rate of 5.7%, due through 2026	11,982	12,711
	638,112	458,763
Less current portion	17,407	10,800
Long-term debt	$ 620,705	$ 447,963

Principal payments required on long-term debt in the five years and thereafter subsequent to December 31, 2012 are $17,407,000, $17,878,000, $14,679,000, $12,585,000, $291,936,000, and $283,627,000.

a. Credit Facility

On June 29, 2012, the Company amended its revolving credit agreement to increase the borrowing capacity and adjust the interest rate spreads. On November 7, 2012, the Company further amended its revolving credit facility to allow for the Company's issuance of the 5.625% Senior Notes (discussed below), which resulted in certain adjustments to the existing covenants. The revolving credit agreement, as amended, permits the Company to borrow up to $475,000,000 at an interest rate equal to, at the Company's option, the base rate plus 0.50% to 1.25% or LIBOR plus 1.50% to 2.25%, or a combination thereof; provides for a fee of 0.20% to 0.40% of unused commitments; and contains certain covenants relating to the ratio of debt to operating performance measurements, interest coverage ratios and minimum net worth. Borrowings under the revolving credit agreement mature in June 2017 and are secured primarily by a pledge of the stock of our wholly-owned subsidiaries and our partnership and membership interests in the limited partnerships and limited liability companies. The Company was in compliance with the covenants contained in the revolving credit agreement at December 31, 2012.

b. Senior Unsecured Notes

On November 20, 2012, the Company completed a private offering of $250,000,000 aggregate principle amount of 5.625% senior unsecured notes due 2020 (the "Senior Unsecured Notes"). The net proceeds from the issuance were used to reduce the outstanding indebtedness under the Company's existing revolving credit facility, creating capacity to fund future acquisitions. The Senior Unsecured Notes are general unsecured obligations of the Company and are guaranteed by the Company and certain of its existing and subsequently acquired or organized wholly owned domestic subsidiaries, (the "Guarantors"). The Senior Unsecured Notes are pari passu in right of payment with all the existing and future senior debt of the Company and senior to all existing and future subordinated debt of the Company. Interest on the Senior Unsecured Notes accrues at the rate of 5.625% per annum and is payable semi-annually in arrears on May 30 and November 30, beginning on May 30, 2013, and ending on the maturity date of November 30, 2020.

Prior to November 30, 2015, the Company may redeem up to 35% of the aggregate principal amount of the Senior Unsecured Notes at a redemption price of 105.625% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, using proceeds of one or more equity offerings. On or after November 30, 2015, the Company may redeem the Senior Unsecured Notes in whole or in part. The redemption price for such a redemption (expressed as percentages of principal amount) is set forth below, plus accrued and unpaid interest and liquidated damages, if any, if redeemed during the twelve-month period beginning on November 30 of the years indicated below:

Period	Redemption Price
2015	104.219%
2016	102.813%
2017	101.406%
2018 and thereafter	100.000%

The Senior Unsecured Notes contain certain covenants which, among other things, limit, but may not restrict the Company's ability to enter into or guarantee additional borrowings, sell preferred stock, pay dividends and repurchase stock. The Company was in compliance with the covenants contained in the indenture relating to the Senior Unsecured Notes at December 31, 2012.

In connection with the issuance of the Senior Unsecured Notes, the Company entered into a registration rights agreement, dated November 20, 2012 (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the Company and the Guarantors will use their commercially reasonable efforts to file an exchange offer registration statement with respect to the Senior Unsecured Notes with the Securities and Exchange Commission (the "SEC") within 270 days from the date of the agreement. If the registration does not become effective within the allotted period, the Company would be obligated to pay certain liquidated damages, not to exceed a maximum amount of 1.0% per annum.

c. Senior Secured Notes

The senior secured notes (the "Senior Secured Notes") were issued on May 28, 2010, pursuant to a note purchase agreement, in the principal amount of $75,000,000 and are due May 28, 2020. The Senior Secured Notes, which were originally issued with a stated interest rate of 6.04%, were amended on November 7, 2012 to allow for the Company's issuance of the Senior Unsecured Notes, which resulted in an increase in the annual interest rate of 2% to 8.04%, and included certain other adjustments to the existing covenants. The Senior Secured Notes are pari passu with the indebtedness under the Company's revolving credit facility and the Senior Unsecured Notes and require payment of principal beginning in August 2013. The note purchase agreement governing the Senior Secured Notes contains covenants similar to the covenants in the revolving credit agreement and includes a make whole provision in the event of any prepayment of principle. The Company was in compliance with the covenants contained in the note purchase agreement relating to the Senior Secured Notes at December 31, 2012.

d. Other Debt

Certain partnerships included in the Company's consolidated financial statements have loans with local lending institutions, included above in other debt, which are collateralized by certain assets of the centers with a book value of approximately $89,595,000. The Company and the partners have guaranteed payment of the loans in proportion to the relative partnership interests.

7. Derivative Instruments

The Company entered into an interest rate swap agreement in April 2006, the objective of which was to hedge exposure to the variability of the future expected cash flows attributable to the variable interest rate of a portion of the Company's outstanding balance under its revolving credit agreement. The interest rate swap matured in April 2011. Prior to April 2011, the interest rate swap had a notional amount of $50,000,000. The Company paid to the counterparty a fixed rate of 5.365% of the notional amount of the interest rate swap and received a floating rate from the counterparty based on LIBOR. In the opinion of management and as permitted by Accounting Standards Codification Topic 815, *Derivatives and Hedging* ("ASC 815"), the interest rate swap (as a cash flow hedge) was a fully effective hedge. Payments or receipts of cash under the interest rate swap were shown as a part of operating cash flows, consistent with the interest expense incurred pursuant to the revolving credit agreement. An increase in the fair value of the interest rate swap, net of tax, of $515,000 and $1,334,000 was included in other comprehensive income in the years ended December 31, 2011 and 2010, respectively.

8. Fair Value Measurements

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The inputs used by the Company to measure fair value are classified into the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3: Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The Company adopted the updated guidance of the FASB related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements. The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The guidance was effective for the Company January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which was effective for the Company January 1, 2011. The adoption of the updated guidance for Level 3 fair value measurements did not have an impact on the Company's consolidated results of operations or financial condition.

In determining the fair value of assets and liabilities that are measured on a recurring basis at December 31, 2012 and 2011, with the exception of the contingent purchase price payable, the Company utilized Level 2 inputs to perform such measurements methods which were commensurate with the market approach. The Company utilized Level 3 inputs, which utilizes unobservable data, to measure the fair value of the contingent purchase price payable (in thousands):

	2012	2011
Assets:		
Supplemental executive retirement savings plan investments - Level 2	$ 8,804	$ 6,516
Liabilities:		
Contingent purchase price payable - Level 3 (see note 2)	$ 2,744	$ 3,100

The fair value of the supplemental executive retirement savings plan investments, which are included in prepaid and other current assets, was determined using the calculated net asset values obtained from the plan administrator and observable inputs of similar public mutual fund investments. The fair value of the contingent purchase price payable related to the centers acquired from NSC as of December 31, 2012 was determined utilizing the actual earnings of those centers during the earnout period, January 1, 2012 to December 31, 2012, in accordance with the purchase agreement. The fair value of the contingent purchase price payable as of December 31, 2011 was based on an estimate of the expected earnings of the centers acquired from NSC utilizing various scenarios and weighting the probable outcome of each scenario using a range of expected probability of 25% to 40%. Management discounted the results of such analysis using a discount rate of 1.6%. During the year ended December 31, 2012, the Company recognized an unrealized gain of approximately $356,000 in the accompanying consolidated statements of earnings. The change in fair value is a result of the completion of the earnout period and the final measurement of the excess earnings over the targeted earnings of the acquired centers. The Company expects to fund the contingent purchase price payable using its revolving credit facility during the first quarter of 2013. There were no transfers to or from Levels 1 and 2 during the year ended December 31, 2012.

Cash and cash equivalents, receivables and payables are reflected in the financial statements at cost, which approximates fair value. The fair value of fixed rate long-term debt, with a carrying value of $354,105,000, was approximately $379,036,000 at December 31, 2012. The fair value of variable-rate long-term debt approximates its carrying value of $284,007,000 at December 31, 2012. The fair value of fixed rate long-term debt, with a carrying value of $101,188,000, was approximately $105,302,000 at December 31, 2011. The fair value of variable-rate long-term debt approximates its carrying value of $357,575,000 at December 31, 2011. With the exception of the Company's Senior Unsecured Notes, the fair value of fixed rate debt (Level 2) is determined based on an estimation of discounted future cash flows of the debt at rates currently quoted or offered to the Company for similar debt instruments of comparable maturities by its lenders. The fair value of the Company's Senior Unsecured Notes (Level 1) is determined based on quoted prices in an active market.

9. Leases

The Company has entered into various building and equipment capital and operating leases for its surgery centers in operation and under development and for office space, expiring at various dates through 2031. Future minimum lease payments, including payments during expected renewal option periods, at December 31, 2012 were as follows (in thousands):

Year Ended December 31,	Capitalized Equipment Leases	Operating Leases
2013	$ 2,674	$ 47,102
2014	1,859	46,568
2015	1,383	45,745
2016	1,125	44,973
2017	1,011	44,466
Thereafter	7,937	362,031
Total minimum rentals	15,989	$ 590,885
Less amounts representing interest at rates ranging from 3.8% to 11.8%	4,007	
Capital lease obligations	$ 11,982	

At December 31, 2012, buildings and equipment with a cost of approximately $16,219,000 and accumulated depreciation of approximately $4,243,000 were held under capital leases. The Company and the partners in the partnerships have guaranteed payment of certain of these leases. Rental expense for operating leases for the years ended December 31, 2012, 2011 and 2010 was approximately $47,278,000, $42,413,000 and $37,301,000, respectively.

10. Shareholders' Equity

a. Common Stock

On October 20, 2010, the Company's Board of Directors authorized a stock repurchase program for up to $40,000,000 of the Company's shares of common stock to be purchased over the following 18 months. On April 24, 2012, the Board of Directors authorized a new stock purchase program for up to $40,000,000 of the Company's shares of common stock through November 1, 2013.

During the year ended 2012, the Company purchased 415,084 shares of the Company's common stock for approximately $11,838,000, at an average price of $28.50 per share, in order to mitigate the dilutive effect of shares issued upon the exercise of stock options pursuant to the Company's stock incentive plans. During the year ended 2011, the Company purchased 344,100 shares of the Company's common stock for approximately $8,584,000, at an average price of $24.92 per share. In addition, during 2012 and 2011, the Company repurchased 48,139 shares and 62,700 shares, respectively, of common stock for approximately $1,263,000 and $1,423,000 to cover payroll withholding taxes in connection with the vesting of restricted stock awards in accordance with the restricted stock agreements.

b. Stock Incentive Plans

In May 2006, the Company adopted the AmSurg Corp. 2006 Stock Incentive Plan. The Company also has options outstanding under the AmSurg Corp. 1997 Stock Incentive Plan, under which no additional options may be granted. Under these plans, the Company has granted restricted stock and non-qualified options to purchase shares of common stock to employees and outside directors from its authorized but unissued common stock. At December 31, 2012, 2,760,250 shares were authorized for grant under the 2006 Stock Incentive Plan and 1,069,084 shares were available for future equity grants, including 906,972 shares available for issuance as restricted stock. Restricted stock granted to outside directors prior to 2010 is fully vested but is restricted from trading for five years from the date of grant. Restricted stock granted to outside directors in 2011 and 2012 vests over a two and one year period, respectively, and is subject to certain holding restrictions. Restricted stock granted to employees during 2010 and thereafter vests over four years in three equal installments beginning on the second anniversary of the date of grant. Restricted stock granted to employees prior to 2010 vests at the end of four years from the date of grant. In addition, shares held by the Company's senior management are subject to certain holding restrictions. The fair value of restricted stock is determined based on the closing bid price of the Company's common stock on the grant date.

Options are granted at market value on the date of the grant and vest over four years. No options have been issued subsequent to 2008 and all outstanding options are fully vested. Outstanding options have a term of ten years from the date of grant.

Other information pertaining to share-based activity for the years ended December 31, 2012, 2011 and 2010 was as follows (in thousands):

	2012	2011	2010
Share-based compensation expense	$ 6,692	$ 6,178	$ 4,869
Fair value of shares vested	6,425	7,356	1,647
Cash received from option exercises	18,214	6,872	2,583
Tax benefit from option exercises	1,784	977	200

As of December 31, 2012, the Company had total unrecognized compensation cost of approximately $6,382,000 related to non-vested awards, which the Company expects to recognize through 2016 and over a weighted-average period of 1.1 years.

Average outstanding share-based awards to purchase approximately 20,000, 923,000 and 2,400,000 shares of common stock that had an exercise price in excess of the average market price of the common stock during the years ended December 31, 2012, 2011 and 2010, respectively, were not included in the calculation of diluted securities under the treasury method for purposes of determining diluted earnings per share due to their anti-dilutive impact.

A summary of the status of and changes for non-vested restricted shares for the three years ended December 31, 2012, is as follows:

	Number of Shares	Weighted Average Grant Price
Non-vested shares at January 1, 2010	466,387	$ 22.29
Shares granted	233,460	21.83
Shares vested	(8,973)	20.45
Shares forfeited	(25,965)	22.21
Non-vested shares at December 31, 2010	664,909	$ 22.16
Shares granted	276,869	21.78
Shares vested	(208,949)	23.11
Shares forfeited	(417)	24.75
Non-vested shares at December 31, 2011	732,412	$ 21.91
Shares granted	281,429	26.78
Shares vested	(183,019)	25.98
Shares forfeited	(2,136)	26.26
Non-vested shares at December 31, 2012	828,686	$ 22.50

A summary of stock option activity for the three years ended December 31, 2012 is summarized as follows:

	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2010	3,151,052	$	22.22	5.0
Options exercised with total intrinsic value of $511,000	(157,750)		16.38	
Options terminated	(91,313)		23.73	
Outstanding at December 31, 2010	2,901,989	$	22.49	4.5
Options exercised with total intrinsic value of $2,482,000	(374,350)		18.36	
Options terminated	(17,585)		25.42	
Outstanding at December 31, 2011	2,510,054	$	23.09	3.4
Options exercised with total intrinsic value of $6,287,000	(841,599)		21.64	
Options terminated	(5,625)		21.85	
Outstanding at December 31, 2012 with aggregate intrinsic value of $10,289,000	1,662,830	$	23.82	2.9
Vested or expected to vest at December 31, 2012 with total intrinsic value of $10,289,000	1,662,830	$	23.82	2.9
Exercisable at December 31, 2012 with total intrinsic value of $10,289,000	1,662,830	$	23.82	2.9

The aggregate intrinsic value represents the total pre-tax intrinsic value received by the option holders on the exercise date or that would have been received by the option holders had all holders of in-the-money outstanding options at December 31, 2012 exercised their options at the Company's closing stock price on December 31, 2012.

d. Earnings per Share

The following is a reconciliation of the numerator and denominators of basic and diluted earnings per share (in thousands, except per share amounts):

	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
For the year ended December 31, 2012:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$ 62,585	30,773	$ 2.03
Effect of dilutive securities options and non-vested shares	-	835	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$ 62,585	31,608	$ 1.98
Net earnings attributable to AmSurg Corp. per common share (basic)	$ 62,563	30,773	$ 2.03
Effect of dilutive securities options and non-vested shares	-	835	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$ 62,563	31,608	$ 1.98
For the year ended December 31, 2011:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$ 50,394	30,452	$ 1.65
Effect of dilutive securities options and non-vested shares	-	759	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$ 50,394	31,211	$ 1.61
Net earnings attributable to AmSurg Corp. per common share (basic)	$ 49,997	30,452	$ 1.64
Effect of dilutive securities options and non-vested shares	-	759	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$ 49,997	31,211	$ 1.60
For the year ended December 31, 2010:			
Net earnings from continuing operations attributable to AmSurg Corp. per common share (basic)	$ 49,998	30,255	$ 1.65
Effect of dilutive securities options and non-vested shares	-	434	
Net earnings from continuing operations attributable to AmSurg Corp. per common share (diluted)	$ 49,998	30,689	$ 1.63
Net earnings attributable to AmSurg Corp. per common share (basic)	$ 49,825	30,255	$ 1.65
Effect of dilutive securities options and non-vested shares	-	434	
Net earnings attributable to AmSurg Corp. per common share (diluted)	$ 49,825	30,689	$ 1.62

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

11. Income Taxes

Total income taxes expense (benefit) for the years ended December 31, 2012, 2011 and 2010 was included within the following sections of the consolidated financial statements as follows (in thousands):

	2012	2011	2010
Income from continuing operations	$ 42,627	$ 35,254	$ 32,991
Discontinued operations	1,311	2,751	207
Shareholders' equity	(1,581)	(649)	(71)
Other comprehensive income	-	332	860
Total	$ 42,357	$ 37,688	$ 33,987

Income tax expense from continuing operations for the years ended December 31, 2012, 2011 and 2010 was comprised of the following (in thousands):

	2012	2011	2010
Current:			
Federal	$ 15,313	$ 11,643	$ 10,959
State	4,971	3,534	3,263
Deferred:			
Federal	19,135	17,693	16,422
State	3,208	2,384	2,347
Income tax expense	$ 42,627	$ 35,254	$ 32,991

Income tax expense from continuing operations for the years ended December 31, 2012, 2011 and 2010 differed from the amount computed by applying the U.S. federal income tax rate of 35% to earnings before income taxes as a result of the following (in thousands):

	2012	2011	2010
Statutory federal income tax	$ 92,741	$ 78,514	$ 73,397
Less federal income tax assumed directly by noncontrolling interests	(55,916)	(48,607)	(44,351)
State income taxes, net of federal income tax benefit	5,309	3,629	3,470
Increase in valuation allowances	419	1,622	441
Interest related to unrecognized tax benefits	(109)	(83)	(151)
Other	183	179	185
Income tax expense	$ 42,627	$ 35,254	$ 32,991

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Decreases in interest obligations of $132,000, $109,000 and $191,000 were recognized in the consolidated statement of earnings for the years ended December 31, 2012, 2011 and 2010, respectively, resulting in a total recognition of interest obligations of approximately $1,132,000 and $1,264,000 in the consolidated balance sheet at December 31, 2012 and 2011, respectively. No amounts for penalties have been recorded.

The Company primarily has unrecognized tax benefits that represent an amortization deduction which is temporary in nature. A reconciliation of the beginning and ending amount of the liability associated with unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows (in thousands):

	2012	2011	2010
Balance at beginning of year	$ 7,252	$ 7,144	$ 6,766
Additions for tax positions of current year	119	342	378
Increases (decreases) for tax positions taken during a prior period	1,985	(190)	-
Lapse of statute of limitations	(121)	(44)	-
Balance at end of year	$ 9,235	$ 7,252	$ 7,144

The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits will increase $188,000 within the next 12 months due to continued amortization deductions. The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is approximately $150,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2012 and 2011 were as follows (in thousands):

	2012	2011
Deferred tax assets:		
Allowance for uncollectible accounts	$ 884	$ 841
Accrued assets and other	5,212	3,562
Valuation allowances	(2,084)	(1,491)
Total current deferred tax assets	4,012	2,912
Share-based compensation	9,500	9,138
Interest on unrecognized tax benefits	363	456
Accrued liabilities and other	3,077	2,951
Operating and capital loss carryforwards	9,169	7,624
Valuation allowances	(7,265)	(6,133)
Total non-current deferred tax assets	14,844	14,036
Total deferred tax assets	18,856	16,948
Deferred tax liabilities:		
Prepaid expenses	925	783
Property and equipment, principally due to differences in depreciation	3,997	4,143
Goodwill, principally due to differences in amortization	148,494	124,060
Total deferred tax liabilities	153,416	128,986
Net deferred tax liabilities	$ 134,560	$ 112,038

The net deferred tax liabilities at December 31, 2012 and 2011 were recorded as follows (in thousands):

	2012	2011
Current deferred income tax assets	$ 3,088	$ 2,129
Non-current deferred income tax liabilities	137,648	114,167
Net deferred tax liabilities	$ 134,560	$ 112,038

The Company has provided valuation allowances on its gross deferred tax assets to the extent that management does not believe that it is more likely than not that such asset will be realized. Capital loss carryforwards will begin to expire in 2013, and state net operating losses will begin to expire in 2015.

12. Related Party Transactions

Certain surgery centers lease space from entities affiliated with their physician partners at negotiated rates that management believes were equal to fair market value at the inception of the leases based on relevant market data. Certain surgery centers reimburse their physician partners for salaries and benefits and billing fees related to time spent by employees of their practices on activities of the centers at current market rates. In addition, certain centers compensate at market rates their physician partners for physician advisory services provided to the surgery centers, including medical director and performance improvement services.

Related party payments for the years ended December 31, 2012, 2011 and 2010 were as follows (in thousands):

	2012	2011	2010
Operating leases	$ 29,079	$ 29,137	$ 26,373
Salaries and benefits	65,908	64,830	61,524
Billing fees	11,126	11,240	11,387
Medical advisory services	2,671	2,575	2,245

The Company also reimburses their physician partners for operating expenses paid by the physician partners to third party providers on the behalf of the surgery center. For the years ended December 31, 2012, 2011 and 2010, reimbursed expenses were approximately 5% of other operating expenses as reported in the accompanying consolidated statement of earnings. The Company believes that the foregoing transactions are in its best interests.

It is the Company's policy that all transactions by the Company with officers, directors, five percent shareholders and their affiliates be entered into only if such transactions are on terms no less favorable to the Company than could be obtained from unaffiliated third parties, are reasonably expected to benefit the Company and are approved by the Nominating and Corporate Governance Committee of the Company's Board of Directors.

13. Employee Benefit Programs

As of January 1, 1999, the Company adopted the AmSurg 401(k) Plan and Trust. This plan is a defined contribution plan covering substantially all employees of the Company and provides for voluntary contributions by these employees, subject to certain limits. Company contributions are based on specified percentages of employee compensation. The Company funds contributions as accrued. The Company's contributions for the years ended December 31, 2012, 2011 and 2010 were approximately $1,031,000, $594,000 and $561,000, respectively, and vest immediately or incrementally over five years, depending on the tenures of the respective employees for which the contributions were made.

As of January 1, 2000, the Company adopted the Supplemental Executive and Director Retirement Savings Plan. This plan is a defined contribution plan covering all officers of the Company and provides for voluntary contributions of up to 50% of employee annual compensation. Company contributions are at the discretion of the Compensation Committee of the Board of Directors and vest incrementally over five years. The employee and employer contributions are placed in a Rabbi Trust and recorded in the accompanying consolidated balance sheets in prepaid and other current assets. Employer contributions to this plan for the years ended December 31, 2012, 2011 and 2010 were approximately $1,693,000, $915,000 and $234,000, respectively. On December 30, 2011, this plan was amended to allow non-employee directors to voluntarily contribute up to 100% of annual director cash compensation to the plan.

14. Commitments and Contingencies

The Company and its partnerships are insured with respect to medical malpractice risk on a claims-made basis. The Company also maintains insurance for general liability, director and officer liability and property. Certain policies are subject to deductibles. In addition to the insurance coverage provided, the Company indemnifies its officers and directors for actions taken on behalf of the Company and its partnerships. Management is not aware of any claims against it or its partnerships which would have a material financial impact on the Company.

Certain of the Company's wholly owned subsidiaries, as general partners in the limited partnerships, are responsible for all debts incurred but unpaid by the limited partnership. As manager of the operations of the limited partnerships, the Company has the ability to limit potential liabilities by curtailing operations or taking other operating actions.

In the event of a change in current law that would prohibit the physicians' current form of ownership in the partnerships, the Company would be obligated to purchase the physicians' interests in a majority of the Company's partnerships. The purchase price to be paid in such event would be determined by a predefined formula, as specified in the partnership agreements. The Company believes the likelihood of a change in current law, which would trigger such purchases, was remote as of December 31, 2012.

On September 1, 2011, the Company acquired interests in 17 centers from NSC and agreed to pay as additional consideration an amount up to $7,500,000 based on a multiple of the excess earnings over the targeted earnings of the acquired centers (as defined), if any, from the period of January 1, 2012 to December 31, 2012. The Company has recorded $2,744,000 in other accrued liabilities in the accompanying consolidated balance sheet which represents the fair value of such liability at December 31, 2012. Funding of such contingency is expected to occur during the first quarter of 2013.

On December 27, 2012, the Company entered into a lease agreement with an initial term of 15 years plus renewal options, pursuant to which the Company has agreed to lease an approximately 110,000 square foot building to be constructed in Nashville, Tennessee. The Company intends that the property will serve as its corporate headquarters beginning in 2015. Prior to taking possession, the Company may terminate the agreement if the landlord fails to satisfy certain construction milestones. The Company's annual rental obligation at the inception of the lease is approximately $2,300,000 and increases by 1.9% annually thereafter during the initial term. In addition to base rent, the Company will pay additional rent consisting of, among other things, operating expenses, real estate taxes and insurance costs. The landlord will provide the Company with an allowance of approximately $4,400,000 for certain interior tenant improvements.

15. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31 2012, 2011 and 2010 is as follows (in thousands):

	2012	2011	2010
Cash paid during the period for:			
Interest	$ 14,786	$ 13,815	$ 12,219
Income taxes, net of refunds	19,615	10,232	16,776
Non-cash investing and financing activities:			
Increase in accounts payable associated with acquisition of property and equipment	248	659	164
Capital lease obligations	1,096	466	4,057
Restricted stock vested	4,835	4,476	48
Effect of acquisitions and related transactions:			
Assets acquired, net of cash and adjustments	470,172	408,429	94,686
Liabilities assumed and noncontrolling interests	(194,613)	(163,970)	(37,101)
Notes payable and other obligations	1,829	(5,236)	(3,895)
Payment for interests in surgery centers and related transactions	$ 277,388	$ 239,223	$ 53,690

16. Financial Information for the Company and Its Subsidiaries

In 2012, the Company issued the Senior Unsecured Notes in the aggregate principal amount of $250,000,000. The Senior Unsecured Notes are senior unsecured obligations of the Company and are guaranteed by the Company and certain of its existing and subsequently acquired or organized wholly owned domestic subsidiaries. The Senior Unsecured Notes are guaranteed on a full and unconditional and joint and several basis, with limited exceptions considered customary for such guarantees, including the release of the guarantee when a subsidiary's assets are sold. The following condensed consolidating financial statements present the Company (as parent issuer), the subsidiary guarantors, the subsidiary non-guarantors and consolidating adjustments. These condensed consolidating financial statements have been prepared and presented in accordance with SEC Regulation S-X Rule 3-10 "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered." The operating and investing activities of the separate legal entities are fully interdependent and integrated. Accordingly, the results of the separate legal entities are not representative of what the operating results would be on a stand-alone basis.

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

Consolidating Balance Sheet - December 31, 2012 (Dollars in thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 7,259	$ -	$ 39,139	$ -	$ 46,398
Accounts receivable, net	-	-	96,752	-	96,752
Supplies inventory	-	-	18,406	-	18,406
Deferred income taxes	3,088	-	-	-	3,088
Prepaid and other current assets	19,342	-	13,160	(4,965)	27,537
Total current assets	29,689	-	167,457	(4,965)	192,181
Property and equipment, net	9,199	-	157,413	-	166,612
Investments in unconsolidated affiliates and long-term notes receivable	1,413,061	1,381,596	-	(2,783,383)	11,274
Goodwill and other intangible assets, net	21,311	-	1,206	1,652,002	1,674,519
Total assets	$ 1,473,260	$ 1,381,596	$ 326,076	$ (1,136,346)	$ 2,044,586
Liabilities and Equity					
Current liabilities:					
Current portion of long-term debt	$ 5,357	$ -	$ 12,050	$ -	$ 17,407
Accounts payable	1,379	-	26,035	(3,905)	23,509
Other accrued liabilities	29,380	-	15,177	(1,060)	43,497
Total current liabilities	36,116	-	53,262	(4,965)	84,413
Long-term debt	599,423	-	52,747	(31,465)	620,705
Deferred income taxes	137,648	-	-	-	137,648
Other long-term liabilities	10,585	-	15,387	-	25,972
Noncontrolling interests – redeemable	-	-	61,939	113,443	175,382
Equity:					
Total AmSurg Corp. equity	689,488	1,381,596	108,412	(1,490,008)	689,488
Noncontrolling interests – non-redeemable	-	-	34,329	276,649	310,978
Total equity	689,488	1,381,596	142,741	(1,213,359)	1,000,466
Total liabilities and equity	$ 1,473,260	$ 1,381,596	$ 326,076	$ (1,136,346)	$ 2,044,586

Consolidating Balance Sheet - December 31, 2011 (Dollars in thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 8,530	$ -	$ 32,188	$ -	$ 40,718
Accounts receivable, net	-	-	93,454	-	93,454
Supplies inventory	-	-	15,039	-	15,039
Deferred income taxes	2,129	-	-	-	2,129
Prepaid and other current assets	13,339	-	11,286	(2,750)	21,875
Total current assets	23,998	-	151,967	(2,750)	173,215
Property and equipment, net	8,574	-	135,984	-	144,558
Investments in unconsolidated affiliates and long-term notes receivable	1,145,683	1,113,430	-	(2,248,591)	10,522
Goodwill and other intangible assets, net	13,989	-	1,436	1,229,298	1,244,723
Total assets	$ 1,192,244	$ 1,113,430	$ 289,387	$ (1,022,043)	$ 1,573,018
Liabilities and Equity					
Current liabilities:					
Current portion of long-term debt	$ -	$ -	$ 10,800	$ -	$ 10,800
Accounts payable	2,347	-	21,489	(2,294)	21,542
Other accrued liabilities	19,485	-	12,283	(456)	31,312
Total current liabilities	21,832	-	44,572	(2,750)	63,654
Long-term debt	426,000	-	50,762	(28,799)	447,963
Deferred income taxes	114,167	-	-	-	114,167
Other long-term liabilities	14,000	-	14,131	-	28,131
Noncontrolling interests – redeemable	-	-	64,150	106,486	170,636
Equity:					
Total AmSurg Corp. equity	616,245	1,113,430	95,081	(1,208,511)	616,245
Noncontrolling interests – non-redeemable	-	-	20,691	111,531	132,222
Total equity	616,245	1,113,430	115,772	(1,096,980)	748,467
Total liabilities and equity	$ 1,192,244	$ 1,113,430	$ 289,387	$ (1,022,043)	$ 1,573,018

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

Consolidating Statement of Earnings - Year Ended December 31, 2012 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$ 19,907	$ -	$ 923,503	$ (14,901)	$ 928,509
Operating expenses:					
Salaries and benefits	54,895	-	237,268	(450)	291,713
Supply cost	-	-	132,044	-	132,044
Other operating expenses	20,499	-	188,245	(14,451)	194,293
Depreciation and amortization	2,860	-	27,218	-	30,078
Total operating expenses	78,254	-	584,775	(14,901)	648,128
Equity in earnings of unconsolidated affiliates	178,137	178,137	-	(354,710)	1,564
Operating income	119,790	178,137	338,728	(354,710)	281,945
Interest expense	14,803	-	2,169	-	16,972
Earnings from continuing operations before income taxes	104,987	178,137	336,559	(354,710)	264,973
Income tax expense	41,059	-	1,568	-	42,627
Net earnings from continuing operations	63,928	178,137	334,991	(354,710)	222,346
Net earnings from discontinued operations	(1,365)	-	2,662	-	1,297
Net earnings	62,563	178,137	337,653	(354,710)	223,643
Less net earnings attributable to noncontrolling interests:					
Net earnings from continuing operations	-	-	159,761	-	159,761
Net earnings from discontinued operations	-	-	1,319	-	1,319
Total net earnings attributable to noncontrolling interests	-	-	161,080	-	161,080
Net earnings attributable to AmSurg Corp. common shareholders	$ 62,563	$ 178,137	$ 176,573	$ (354,710)	$ 62,563
Amounts attributable to AmSurg Corp. common shareholders:					
Earnings from continuing operations, net of income tax	$ 63,928	$ 178,137	$ 175,230	$ (354,710)	$ 62,585
Discontinued operations, net of income tax	(1,365)	-	1,343	-	(22)
Net earnings attributable to AmSurg Corp. common shareholders	$ 62,563	$ 178,137	$ 176,573	$ (354,710)	$ 62,563
Net earnings and comprehensive income, net of tax	$ 62,563	$ 178,137	$ 337,653	$ (354,710)	$ 223,643
Less comprehensive income attributable to noncontrolling interests	-	-	161,080	-	161,080
Comprehensive income attributable to AmSurg Corp. common shareholders	$ 62,563	$ 178,137	$ 176,573	$ (354,710)	$ 62,563

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

Consolidating Statement of Earnings - Year Ended December 31, 2011 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$ 11,253	$ -	$ 774,335	$ (8,001)	$ 777,587
Operating expenses:					
Salaries and benefits	42,739	-	198,006	(359)	240,386
Supply cost	-	-	102,356	-	102,356
Other operating expenses	19,468	-	157,904	(7,642)	169,730
Depreciation and amortization	2,487	-	23,385	-	25,872
Total operating expenses	64,694	-	481,651	(8,001)	538,344
Equity in earnings of unconsolidated affiliates	152,409	152,409	-	(304,205)	613
Operating income	98,968	152,409	292,684	(304,205)	239,856
Interest expense	13,195	-	2,135	-	15,330
Earnings from continuing operations before income taxes	85,773	152,409	290,549	(304,205)	224,526
Income tax expense	34,072	-	1,182	-	35,254
Net earnings from continuing operations	51,701	152,409	289,367	(304,205)	189,272
Net earnings from discontinued operations	(1,704)	-	2,546	-	842
Net earnings	49,997	152,409	291,913	(304,205)	190,114
Less net earnings attributable to noncontrolling interests:					
Net earnings from continuing operations	-	-	138,878	-	138,878
Net earnings from discontinued operations	-	-	1,239	-	1,239
Total net earnings attributable to noncontrolling interests	-	-	140,117	-	140,117
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,997	$ 152,409	$ 151,796	$ (304,205)	$ 49,997
Amounts attributable to AmSurg Corp. common shareholders:					
Earnings from continuing operations, net of income tax	$ 51,701	$ 152,409	$ 150,489	$ (304,205)	$ 50,394
Discontinued operations, net of income tax	(1,704)	-	1,307	-	(397)
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,997	$ 152,409	$ 151,796	$ (304,205)	$ 49,997
Net earnings	$ 49,997	$ 152,409	$ 291,913	$ (304,205)	$ 190,114
Other comprehensive income, net of income tax:					
Unrealized gain on interest rate swap, net of income tax	515	-	-	-	515
Comprehensive income, net of income tax	50,512	152,409	291,913	(304,205)	190,629
Less comprehensive income attributable to noncontrolling interests	-	-	140,117	-	140,117
Comprehensive income attributable to AmSurg Corp. common shareholders	$ 50,512	$ 152,409	$ 151,796	$ (304,205)	$ 50,512

Consolidating Statement of Earnings - Year Ended December 31, 2010 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Revenues	$ 6,267	$ -	$ 690,492	$ (4,188)	$ 692,571
Operating expenses:					
Salaries and benefits	34,872	-	174,527	(337)	209,062
Supply cost	-	-	89,863	-	89,863
Other operating expenses	13,502	-	136,149	(3,851)	145,800
Depreciation and amortization	2,108	-	22,557	-	24,665
Total operating expenses	50,482	-	423,096	(4,188)	469,390
Equity in earnings of unconsolidated affiliates	141,456	141,456	-	(282,912)	-
Operating income	97,241	141,456	267,396	(282,912)	223,181
Interest expense	11,269	-	2,207	-	13,476
Earnings from continuing operations before income taxes	85,972	141,456	265,189	(282,912)	209,705
Income tax expense	31,783	-	1,208	-	32,991
Net earnings from continuing operations	54,189	141,456	263,981	(282,912)	176,714
Net earnings from discontinued operations	(4,364)	-	8,146	-	3,782
Net earnings	49,825	141,456	272,127	(282,912)	180,496
Less net earnings attributable to noncontrolling interests:					
Net earnings from continuing operations	-	-	126,716	-	126,716
Net earnings from discontinued operations	-	-	3,955	-	3,955
Total net earnings attributable to noncontrolling interests	-	-	130,671	-	130,671
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,825	$ 141,456	$ 141,456	$ (282,912)	$ 49,825
Amounts attributable to AmSurg Corp. common shareholders:					
Earnings from continuing operations, net of income tax	$ 54,189	$ 141,456	$ 137,265	$ (282,912)	$ 49,998
Discontinued operations, net of income tax	(4,364)	-	4,191	-	(173)
Net earnings attributable to AmSurg Corp. common shareholders	$ 49,825	$ 141,456	$ 141,456	$ (282,912)	$ 49,825
Net earnings	$ 49,825	$ 141,456	$ 272,127	$ (282,912)	$ 180,496
Other comprehensive income, net of income tax:					
Unrealized gain on interest rate swap, net of income tax	1,334	-	-	-	1,334
Comprehensive income, net of income tax	51,159	141,456	272,127	(282,912)	181,830
Less comprehensive income attributable to noncontrolling interests	-	-	130,671	-	130,671
Comprehensive income attributable to AmSurg Corp. common shareholders	$ 51,159	$ 141,456	$ 141,456	$ (282,912)	$ 51,159

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

Consolidating Statement of Cash Flows - Year Ended December 31, 2012 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:					
Net cash flows provided by (used in) operating activities	$ (83,605)	$ 182,851	$ 379,257	$ (182,851)	$ 295,652
Cash flows from investing activities:					
Acquisition of interests in surgery centers and related transactions	(90,029)	(280,189)	-	92,830	(277,388)
Acquisition of property and equipment	(3,681)	-	(25,183)	-	(28,864)
Proceeds from sale of interests in surgery centers	-	7,309	-	-	7,309
Net cash flows used in investing activities	(93,710)	(272,880)	(25,183)	92,830	(298,943)
Cash flows from financing activities:					
Proceeds from long-term borrowings	560,000	-	5,566	-	565,566
Repayment on long-term borrowings	(381,220)	-	(12,944)	-	(394,164)
Distributions to owners, including noncontrolling interests	-	-	(345,792)	182,851	(162,941)
Capital contributions	-	90,029	-	(90,029)	-
Changes in intercompany balances with affiliates, net	(2,666)	-	2,666	-	-
Other financing activities, net	(70)	-	3,381	(2,801)	510
Net cash flows provided by (used in) financing activities	176,044	90,029	(347,123)	90,021	8,971
Net increase (decrease) in cash and cash equivalents	(1,271)	-	6,951	-	5,680
Cash and cash equivalents, beginning of year	8,530	-	32,188	-	40,718
Cash and cash equivalents, end of year	$ 7,259	$ -	$ 39,139	$ -	$ 46,398

Consolidating Statement of Cash Flows - Year Ended December 31, 2011 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:					
Net cash flows provided by (used in) operating activities	$ (67,911)	$ 151,558	$ 311,334	$ (151,558)	$ 243,423
Cash flows from investing activities:					
Acquisition of interests in surgery centers and related transactions	(84,597)	(243,429)	-	88,803	(239,223)
Acquisition of property and equipment	(2,858)	-	(19,312)	-	(22,170)
Proceeds from sale of interests in surgery centers	-	7,274	(248)	-	7,026
Net cash flows used in investing activities	(87,455)	(236,155)	(19,560)	88,803	(254,367)
Cash flows from financing activities:					
Proceeds from long-term borrowings	281,100	-	7,769	-	288,869
Repayment on long-term borrowings	(118,100)	-	(11,007)	-	(129,107)
Distributions to owners, including noncontrolling interests	-	-	(290,282)	151,558	(138,724)
Capital contributions	-	84,597	-	(84,597)	-
Changes in intercompany balances with affiliates, net	(178)	-	178	-	-
Other financing activities, net	(3,609)	-	4,292	(4,206)	(3,523)
Net cash flows provided by (used in) financing activities	159,213	84,597	(289,050)	62,755	17,515
Net increase in cash and cash equivalents	3,847	-	2,724	-	6,571
Cash and cash equivalents, beginning of year	4,683	-	29,464	-	34,147
Cash and cash equivalents, end of year	$ 8,530	$ -	$ 32,188	$ -	$ 40,718

AmSurg Corp.
Notes to the Consolidated Financial Statements – (continued)

Consolidating Statement of Cash Flows - Year Ended December 31, 2010 (In thousands)

	Parent Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total Consolidated
Cash flows from operating activities:					
Net cash flows provided by operating activities	$ 20,905	$ 143,049	$ 298,359	$ (231,738)	$ 230,575
Cash flows from investing activities:					
Acquisition of interests in surgery centers and related transactions	-	(54,420)	-	730	(53,690)
Acquisition of property and equipment	(2,138)	-	(17,137)	-	(19,275)
Proceeds from sale of interests in surgery centers	-	60	-	-	60
Net cash flows used in investing activities	(2,138)	(54,360)	(17,137)	730	(72,905)
Cash flows from financing activities:					
Proceeds from long-term borrowings	173,800	-	2,819	-	176,619
Repayment on long-term borrowings	(187,100)	-	(8,860)	-	(195,960)
Distributions to owners, including noncontrolling interests	-	(88,689)	(275,159)	231,738	(132,110)
Changes in intercompany balances with affiliates, net	(799)	-	799	-	-
Other financing activities, net	(1,573)	-	854	(730)	(1,449)
Net cash flows used in financing activities	(15,672)	(88,689)	(279,547)	231,008	(152,900)
Net increase in cash and cash equivalents	3,095	-	1,675	-	4,770
Cash and cash equivalents, beginning of year	1,588	-	27,789	-	29,377
Cash and cash equivalents, end of year	$ 4,683	$ -	$ 29,464	$ -	$ 34,147

17. Subsequent Events

The Company assessed events occurring subsequent to December 31, 2012 for potential recognition and disclosure in the consolidated financial statements. No events have occurred that would require adjustment to or disclosure in the consolidated financial statements.

Shareholder Information

Common Stock and Dividend Information

At January 31, 2013, there were approximately 5,700 holders of our common stock, including 127 shareholders of record. We have never declared or paid a cash dividend on our common stock. We intend to retain our earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends in the foreseeable future. The declaration of dividends is within the discretion of our Board of Directors.

Quarterly Statement of Earnings Data (Unaudited)

The following table presents certain quarterly statement of earnings data for the years ended December 31, 2012 and 2011. The quarterly statement of earnings data set forth below was derived from our unaudited financial statements and includes all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation thereof. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

	2012				2011			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(In thousands, except per share data)							
Revenues	$228,899	$230,326	$225,124	$244,160	$176,531	$186,292	$193,616	$221,148
Earnings from continuing operations before income taxes	66,342	67,024	63,504	68,103	51,903	55,814	55,574	61,235
Net earnings from continuing operations	55,526	55,862	53,374	57,584	43,744	47,026	47,249	51,253
Net earnings (loss) from discontinued operations	(587)	(317)	391	1,810	884	(649)	368	239
Net earnings	54,939	55,545	53,765	59,394	44,628	46,377	47,617	51,492
Net earnings (loss) attributable to AmSurg Corp. common shareholders:								
Continuing	15,554	16,060	15,281	15,690	11,460	12,535	12,847	13,552
Discontinued	(778)	(524)	156	1,124	233	(905)	279	(4)
Net earnings	$ 14,776	$ 15,536	$ 15,437	$ 16,814	$ 11,693	$ 11,630	$ 13,126	$ 13,548
Diluted net earnings from continuing operations per common share	$ 0.50	$ 0.51	$ 0.48	$ 0.49	$ 0.37	$ 0.40	$ 0.41	$ 0.43
Diluted net earnings per common share	$ 0.47	$ 0.49	$ 0.49	$ 0.53	$ 0.38	$ 0.37	$ 0.42	$ 0.43
Market prices per share:								
High	$ 28.29	$ 30.00	$ 32.17	$ 30.50	$ 25.60	$ 28.00	$ 27.96	$ 26.87
Low	$ 24.80	$ 26.31	$ 27.24	$ 25.00	$ 20.34	$ 24.32	$ 19.08	$ 21.31

Reconciliation of Net Earnings Per Share-Diluted to Adjusted Net Earnings Per Share-Diluted [1]

	For the Year Ended December 31,
	2011
	(In thousands)
Operating Data:	
Net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.61
Plus: NSC transaction costs	0.07
Adjusted net earnings from continuing operations attributable to AmSurg Corp. common shareholders	$ 1.68

[1] We believe the calculation of adjusted net earnings from continuing operations per diluted share attributable to AmSurg Corp. common shareholders provides a better measure of our ongoing performance and provides better comparability between periods because it excludes costs incurred in executing the NSC transaction, which are of a nature and significance not generally associated with our historical individual center acquisition activity. Adjusted net earnings from continuing operations per diluted share attributable to AmSurg Corp. common shareholders should not be considered as a measure of financial performance under accounting principles generally accepted in the United States, and the item excluded from it is a significant component in understanding and assessing financial performance. Because adjusted net earnings from continuing operations per diluted share attributable to AmSurg Corp. common shareholders is not a measurement determined in accordance with accounting principles generally accepted in the United States and is thus susceptible to varying calculations, it may not be comparable as presented to other similarly titled measures of other companies.

Company Information

Directors and Officers

Christopher A. Holden
President, Chief Executive Officer
and Director

Thomas G. Cigarran (1)
Director;
Former Chairman and Chief Executive Officer,
Healthways, Inc.,
healthcare services

James A. Deal (2)(3)
Director;
President and Chief Executive Officer,
Hospice Compassus,
healthcare services

Steven I. Geringer
Chairman;
Former President and Chief Executive Officer,
PCS Health Systems, Inc.,
pharmaceutical services

Claire M. Gulmi
Executive Vice President, Chief Financial Officer,
Secretary and Director

Henry D. Herr (1)(2)
Director;
Former Executive Vice President of Finance
and Administration and Chief Financial Officer,
Healthways, Inc.,
healthcare services

Kevin P. Lavender (2)(3)
Director;
Senior Vice President and Managing Director
Large Corporate and Specialized Industries,
Fifth Third Bank,
financial services

Cynthia S. Miller (2)(3)
Director;
Former Senior Vice President of Innovation and
Pricing,
Univita,
healthcare services

John W. Popp, Jr., M.D. (1)(3)
Director;
Medical Director,
Centocor, Inc.,
biomedicine

David L. Manning
Executive Vice President and Chief Development Officer

Phillip A. Clendenin
Executive Vice President, Operations

Kevin D. Eastridge
Senior Vice President, Finance and Chief Accounting Officer

Billie A. Payne
Senior Vice President, Operations

Shawn G. Strash
Senior Vice President, Corporate Services

(1) Nominating and Corporate Governance Committee
(2) Audit Committee
(3) Compensation Committee

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Thursday, May 23, 2013, at 8:00 a.m., Central time, at the Company's corporate office.

Registrar and Transfer Agent

Computershare Shareholder Services, LLC
P.O. Box 43078
Providence, Rhode Island 02940-3078
800/568-3476

Corporate Office

AmSurg Corp.
20 Burton Hills Boulevard
Nashville, Tennessee 37215
615-665-1283

Form 10-K/Investor Contact

A copy of the AmSurg Corp. Annual Report on Form 10-K for fiscal 2012 (without exhibits) filed with the Securities and Exchange Commission is available from the Company at no charge. These requests and other investor contacts should be directed to Claire M. Gulmi, Executive Vice President, Chief Financial Officer and Secretary, at the Company's corporate office.

Common Stock Performance

The following graph compares the performance of our common stock with performance of a market index and a peer group index. The market index is the Center for Research in Security Prices Index for NASDAQ Stock Market (U.S. Companies) and the peer group index is the Center for Research in Security Prices Index for NASDAQ Health Services Stocks. The graph covers the period from December 31, 2007 through the end of fiscal 2012. The graph assumes that $100 was invested on January 1, 2008 in our common stock, the NASDAQ Index and the NASDAQ Health Services Index, and that all dividends were reinvested.


DOLLARS
150
125
100
75
50

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
AMSG	100	86.3	81.4	77.4	96.2	110.9
NASDAQ	100	61.2	87.9	104.1	104.7	123.8
NASDAQ Health Services	100	73.0	96.5	116.2	109.5	131.6

AMSURG CORP.

20 Burton Hills Boulevard
Nashville, Tennessee 37215
615.665.1283

www.amsurg.com